UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2020

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7C, Huntley Street, Alexandria, NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Information Contained in This Report

Set forth in this report are the registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and the registrant’s Unaudited Interim Condensed Consolidated Financial Statements and the related notes thereto, in each case as of and for the six months ended July 31, 2019 and 2018.

Unregistered Sales of Equity Securities.

Effective on May 13, 2019, the registrant completed a private placement of a Secured Convertible Promissory Note (the “Note”) to St. George Investments LLC in an initial principal amount of $3,320,000, as more fully described in the Report of Foreign Private Issuer filed on May 17, 2019.

Between December 19, 2019 and January 2, 2020, the registrant agreed to partition $400,000 in principal of the Note, and to exchange the partitioned Note for 284,680 of the registrant’s ordinary shares (after giving effect to the reverse split completed on December 20, 2019). The exchanges were completed pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended.

The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333- 226192, 333-230757 and 333-232229) and the prospectuses included therein.

Financial Statements and Exhibits

Exhibit No.	Description
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 3, 2020

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations (“MD&A”) for Naked Brand Group Limited (the “Company,” the “Group” or “we,” “us” and “our”) provides information concerning our financial condition and results of operations for each of the six month periods ended July 31, 2019 and July 31, 2018 and should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes included with this report (the “financial statements”).

On December 20, 2019, we completed a reverse stock split of our ordinary shares, pursuant to which every 100 ordinary shares outstanding as of the effective time of the reverse stock split were combined into one ordinary share. All share and per share information in this MD&A is presented on a pre-reverse split basis.

Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements include all statements that are not matters of historical fact. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. Forward-looking statements contained in this report include, among other things, statements relating to:

●	expectations regarding industry trends and the size and growth rates of addressable markets;

●	our business plan and our growth strategies, including plans for expansion to new markets and new products; and

●	expectations for seasonal trends.

These statements are not assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Although we base the forward-looking statements contained in this report on assumptions that we believe are reasonable, we caution you that our assumptions may prove in accurate and as a result our actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this report. In addition, even if results and developments are consistent with the forward-looking statements contained in this report, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking statements contained in this report include:

●	our ability to implement our growth strategies;

●	our ability to maintain good business relationships with our suppliers, wholesalers and distributors;

●	our ability to keep pace with changing consumer preferences;

●	our ability to protect our intellectual property; and

●	the absence of material adverse changes in our industry or the global economy.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report, which include, but are not limited to, the following risks:

●	we may be unable to maintain the strength of our brand;

●	we may be unable to protect or preserve our brand image and proprietary rights;

●	we may not be able to satisfy changing consumer preferences;

●	an economic downturn may affect discretionary consumer spending;

●	we may not be able to compete in our markets effectively;

●	we may not be able to manage our growth effectively;

●	poor performance during our peak season may affect our operating results for the full year;

●	our indebtedness may adversely affect our financial condition;

●	our ability to maintain relationships with our select number of suppliers;

●	our ability to manage our product distribution through our retail partners and international distributors;

●	the success of our marketing programs;

●	the risk our business is interrupted because of a disruption at our headquarters; and

●	fluctuations in raw materials costs or currency exchange rates.

Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. As a result, any, or all of our forward-looking statements in this report may turn out to be inaccurate. We have included important factors in the cautionary statements included in this report, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not rely on our forward-looking statements. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

Basis of Presentation

Bendon Limited (“Bendon”) completed a business combination (the “Business Combination”) with Naked Brand Group Inc. (“Naked Inc.”) on June 19, 2018, pursuant to which Bendon and Naked Inc. became wholly-owned subsidiaries of the Company. For accounts purpose, Bendon was treated as the accounting acquirer of the consolidated group. The Company’s financial statements therefore represent a continuation of the Bendon financial statements.

The unaudited interim financial statements of the Company included with this report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and are presented in thousands of New Zealand dollars, except where otherwise indicated. However, certain financial measures contained in this MD&A are non-IFRS measures and are discussed further under “Non-IFRS Measures” below. All references to “$” and “dollars” refer to New Zealand dollars, unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding.

Introduction

We are a designer, distributor, wholesaler and retailer of women’s and men’s intimates apparel and swimwear. Our merchandise is sold through retail and outlet stores located in New Zealand and Australia, wholesale operations in New Zealand, Australia, the United States of America and Europe, and through online channels. We operate licensed brands including Heidi Klum, and Fredericks of Hollywood, and owned brands including Pleasure State, Davenport, Lovable, Bendon, Fayreform, VaVoom, Evollove, Naked and Hickory. Key customers include Farmers, Myer, David Jones and Woolworths.

In keeping with customary practice in New Zealand, prior to completion of the Business Combination, our fiscal years ended on June 30. Subsequently, Bendon changed its fiscal year end to January 31 to align with Naked’s fiscal year end.

Overview

6-month period ended July 31, 2019 and the 6-month period ended July 31, 2018

The period has been one of reset and turnaround, focusing on the recapitalization of the business, resetting of the cost base, addressing the supply chain challenges and consolidating our brands and customers to begin the journey to restore profitability. We have recently undertaken a complete global restructure of the operating subsidiaries and support offices to consolidate and right size the business, in line with future forecast sales and costs, including a head count reduction by 67 employees with a salary saving estimated to be approximately $3.5m per annum. EBITDA improved over the corresponding period last year. Non-operating or one-off costs have however resulted in a similar overall net comprehensive loss compared to the corresponding prior period, despite lower net sales. These non-operating or one-off costs include the treatment of the loss element of manufacturer share issues, impairment of intangible assets, restructure costs, onerous contracts and classification impact of the revised IFRS 16 lease accounting methodology.

Net sales in the 6-month period ended July 31, 2019 decreased by $14.7m, or 25.8%, to $42.1m, when compared with $56.8m in the 6-month period ended July 31, 2018. The sales in the 6-month period ending July 31, 2019 continued to be negatively impacted by significant vendor supply due to liquidity issues, lower foot traffic in retail stores, and a decline in the wholesale business.

During the 6-month period ended July 31, 2019 and the 6-month period ended July 31, 2018, the gross margin was 33.2% and 31.2%, respectively. The improvement in gross margin was caused by reduced discounts provided to customers and lower product costs.

During the 6-month period ended July 31, 2019 and 6-month period ended July 31, 2018 we incurred a net comprehensive loss of ($27.2m) and ($26.5m), respectively. The current period loss reflects the adverse impact of inventory funding contributing to 25.8% lower sales, $6.8m impairment of intangibles and $5.6m transaction costs related to share issues. The adoption of IFRS 16 in relation to lease accounting did not have an overall material impact in the period to the consolidated statement of profit or loss and other comprehensive income, as $4.6m rent expense was replaced by $0.9m interest expense and $4.3m depreciation expense. The adoption of IFRS 16 resulted in a $26.2m right-of-use asset, $26.8m lease liability and $0.6m reduction in retained earnings recorded to the consolidated balance sheet as at February 1, 2019.

EBITDA loss decreased to $9.8m in the 6-month period ended July 31, 2019, from $15.4m in the 6-month period ended July 31, 2018. See “Non-IFRS Financial Measures” below for a discussion of EBITDA and a reconciliation of such measure to the most comparable measure calculated under IFRS.

Brand management expenses decreased by $8.2m, or 32.3%, from $25.4m to $17.2m, including $4.6m rent expense backed out in accordance with IFRS 16 leases treatment, and the remaining decrease arising from lower sales and the implementation of cost saving initiatives in the business.

Administrative expenses increased by $3.3m, or 176.9%, from $1.9m to $5.1m, including the addition of $4.3m depreciation expense in accordance with IFRS 16 leases treatment, and the remaining decrease arising from lower sales and the implementation of cost saving initiatives in the business.

Corporate expenses decreased by $2.2m, or 28.4%, from $7.9m to $5.7m, due to the implementation of cost saving initiatives in the business.

Finance expenses decreased by $0.3m, or 9.1%, from $2.5m to $2.2m in the 6-month period ended July 31, 2019 as compared with the 6-month period ended July 31, 2018, due to the impact of a reduction in external borrowing, partially offset by the adoption of IFRS 16 in relation to lease accounting which resulted in a $0.9m interest charge in the period.

Brand transition, restructure and transaction expenses increased by $0.6m, or 13.4%, from $5.2m to $5.8m in the 6-month period ended July 31, 2019 as compared with the 6-month period ended July 31, 2018, driven by transaction expenses related to share issues.

Impairment costs during the 6-month period ended July 31, 2019 totalled $6.8m ($4.2m for the 6 month period ended July 31, 2018). This expense was predominately driven by the impairment of goodwill and licence relating to the acquisition of Fredericks of Hollywood and the Naked merger.

Other foreign currency gains/(losses) reduced from a gain of $3.5m in 6-month period ended July 31, 2018 to a gain of $1.0m in the 6-month period ended July 31, 2019.

Application of Critical Accounting Policies, Estimates, and Judgements

Our accounting policies form the basis for preparation of our financial statements and our financial statements in tum are an essential factor in understanding our operations. Our accounting policies are in accordance with IFRS as issued by the IASB and are fully described in the notes to our audited condensed consolidated financial statements as of and for the year ended January 31, 2019. The preparation of our financial statements required management to make judgments, estimates, assumptions and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. Our management re-evaluates estimates on an on-going basis and such estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Unless otherwise stated, all dollar amounts stated in our financial statements are expressed in the currency of New Zealand.

Critical accounting policies

Critical accounting policies reflecting our industry and activity specific accounting treatments have been used in preparing our financial statements as of the 6 month period ended July 31, 2019, and have significant potential to result in a material adjustment to the carrying amounts of assets and liabilities during each of the years.

(a) Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.

For the 6 months ended July 31, 2019 the Group experienced a loss after income tax from continuing operations of $28.7m and operating cash outflows of $9.7m. It also is in a net current liability position of $37.1m and a positive net asset position of $4.0m.

The profitability for the 6 months ended July 31, 2019 has been adversely impacted by the lack of working capital to purchase sufficient levels of inventory required for trading, reduced customer foot traffic in retail stores and outlets, and a reduction of revenue from wholesale customers. The business also incurred $12.7m of non-trading costs in relation to restructure costs associated with refinancing the business and impairment of intangibles. The Group also has trade creditors that are trading beyond their original credit terms.

To fund the losses and the negative working capital the business raised US$32.4m of funds in the form of issued capital and convertible notes since January 31, 2019, including US$14.0m since July 31, 2019 prior to the signing of these financial statements.

The funds raised and cash flow generated since January 31, 2019 have not been sufficient to provide the Group with adequate working capital, so subsequent to July 31, 2019 management has taken steps to raise further funding, and as at the date of signing of these financial statements discussions with investors are well advanced but no binding commitments have been agreed.

Management has also engaged in further restructuring of the business operations including potential divestment of certain brands, reducing costs across distribution channels, renegotiating supplier contracts, resetting customer supply commitments, and updating leadership roles.

The Group’ s bank facility has been extended to January 31, 2020, and the bank continues to monitor the situation. The Directors expect the Bank to offer a further extension of the current facility once further funding is raised.

The bank covenants were breached throughout the 6 months ended July 31, 2019, and were reset, with a minimum inventory to bank debt ratio required to be maintained from May 1, 2019. This new ratio has been breached every month to the date of signing of the accounts, creating an event of review, but the bank has taken no further action in relation to these breaches.

Despite the ongoing losses, reduced cash flow and cash facilities, and the other negative financial conditions, the Directors are confident that the Group will continue as a going concern. However, while the Directors are confident of continuing as a going concern and meeting its debt obligation to its Bank and creditor commitments as they fall due, the going concern is dependent upon the Directors and Group being successful in:

●	Raising further funding before February 28, 2020 in order to meet all debts due in the 12 months after signing of these financial statements;
●	Generating sufficient sales and increasing gross margins and reducing overheads in line with forecasts;
●	Having sufficient funds to maintain a positive cashflow position, and to reduce bank debt in line with agreed bank amortisation;
●	Continuing to receive support from creditors to delay payment of overdue amounts until the Group has adequate cash flow to commence a repayment arrangement or repay the debts in full; and
●	Renegotiating the current bank facilities of $20m to a facility that is at least a 12 month facility.

As a result the viability of the Group is dependent on the above matters, and there is a substantial doubt about the Group’s ability to continue as a going concern.

However, the Directors’ believe that the Group will be successful in the above matters and, accordingly, have prepared the report on a going concern basis.

(b) Revenue recognition

Revenue is recognised at an amount that reflects the consideration to which the consolidated entity is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the consolidated entity: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognises revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns, and allowances, trade discounts and volume rebates.

Revenue is recognised at the point in time when performance obligations are satisfied by transferring control of goods to the customer.

(c) Sale of goods

Sales of goods through retail stores, e-commerce and wholesale channels are recognised at a point in time when there has been a transfer of control of goods to the customer. Control of goods transfer at point of sale for retail stores sales. For wholesale and e-commerce sales, control of goods are transferred when goods are delivered to customers, and therefore reflects an estimate of shipments that have not been received at the reporting date based on shipping terms and historical delivery times. The Company also provides a reserve for projected merchandise returns based on prior experience.

The Company sells gift cards to customers. The Company recognises revenue from gift cards when they are redeemed by the customers. In addition, the Company recognises revenue on unredeemed gift cards after one year when the gift cards have expired.

Significant Accounting Judgments, Estimates, and Assumptions

Significant accounting judgments, estimates, and assumptions that have been used in the preparation of our financial statements are set out below. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

We make estimates and assumptions concerning the future in determining accounting treatments and quantifying amounts for transactions and balances in certain circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Key estimates — inventory

Each item on inventory is reviewed on an annual basis to determine whether it is being carried at higher than its net realizable value. During the period, management have written down inventory based on best estimate of the net realizable value, although until the time that inventory is sold this is an estimate.

Key estimates — impairment of goodwill

In accordance with IAS 36 ‘Impairment of Assets’ the Company is required to estimate the recoverable amount of goodwill at each reporting period.

Impairment testing is an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate and using a terminal value to incorporate expectations of growth thereafter.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of:

—	growth in future cash flow forecasts;

—	timing and quantum of future capital expenditure;

—	long-term growth rates; and

—	the selection of discount rates to reflect the risks involved.

Changing the assumptions selected by management, in particular the discount rate and growth rate assumptions used in the cash flow projections, could significantly affect the Company’s impairment evaluation and hence results.

The Company’s review includes the key assumptions related to sensitivity in the cash flow projections. Further details are provided in note 9 to the financial statements.

Key estimates — fair value of financial instruments

The Company has certain financial assets and liabilities which are measured at fair value. Where fair value has not been able to be determined based on quoted price, a valuation model has been used. The inputs to these models are observable, where possible, however these techniques involve significant estimates and therefore fair value of the instruments could be affected by changes in these assumptions and inputs.

Key estimates — impairment of brands

In accordance with IAS 36 Impairment of Assets, the Company is required to estimate the recoverable amount of indefinite-lived brand assets at each reporting period.

Impairment testing is an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by their value in use or fair value less cost to sell.

In calculating the fair value less costs to sell, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of:

—	growth in brand revenues

—	market royalty rate

—	the selection of discount rates to reflect the risks involved, and

—	long-term growth rates

Changing the assumptions selected by management, in particular the growth rate, discount rate and market royalty rate assumption used, could significantly affect the Company’s impairment evaluation and hence results.

The Company’s review includes the key assumptions related to sensitivity in the model. Further details are provided in note 9 to the financial statements.

Key judgments – determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised within the next 12 months. When the Group has the option to lease the assets for additional terms, it applies judgement in evaluating whether it is reasonably certain to exercise the option to renew, considering all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew.

Key estimates — taxes

Determining income tax provisions and the recognition of deferred tax assets including carried forward income tax involves judgment on the tax treatment of certain transactions. Deferred tax is recognized on tax losses not yet used and on temporary differences where it is probable that there will be taxable revenue against which these can be offset. Management has made judgments as to the probability of future taxable income being generated against which tax losses will be available for offset based on budgets, current and future expected economic conditions.

Recent Accounting Pronouncements

New Standards Adopted in Current Year

IFRS 16 - Leases

IFRS 16 ‘Accounting for Leases’ requires almost all leases go on balance sheet. This is because the balance sheet distinction between operating and finance leases is removed for lessees. Instead, under the new standard an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The Company has adopted the standard in the current period in relation to store leases, resulting in a $26.2m increase in assets, a $26.8m increase in liabilities and a $0.6m reduction in Retained Earnings, as well as a reduction in rent expense of $4.6m, and the recognition of $0.9m interest and $4.3 depreciation expense, resulting in a decrease in net comprehensive income of $0.6m in the 6 months ended 31 July, 2019.

IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation requires:

●	The Group to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;
●	The Group to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and
●	if it is not probable that the uncertain tax treatment will be accepted, the Group to measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty.

The Group has adopted IFRIC 23 as at February 1, 2019. The adoption has not resulted in any material impacts to the financial report.

New Accounting Standards and Interpretations

There were no new accounting standards and interpretations that have been published that are mandatory for July 31, 2019 reporting periods and have not been early adopted by the Group.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Recent Developments

In August 2019, the following equity transactions occurred:

(1)	28,571,431 ordinary shares, at a price of US$0.07 per share in a cash offering and 28,571,431 warrants to purchase ordinary shares were issued to certain investors, for a total cash consideration of NZ$3.1m / US$2.0m. The warrants are immediately exercisable, expiring 5.5 years from the date of issue, at an exercise price per share of US$0.07, and may be exercised on a ‘cashless’ basis based on as Black Scholes valuation from 6 months after the issue. The Company also issued warrants to certain designees of the placement agent to purchase 2,285,714 ordinary shares at an exercise price of US$0.0875 per share. The placement agent warrants are immediately exercisable and expire 5.5 years from date of the cash offering.

(2)	The Company agreed to reduce the exercise price of outstanding warrants held by certain investors, consisting of warrants to purchase up to 18,550,000 ordinary shares at an exercise price of US$0.10 per share that expire in October 2021, June 2023 and July 2025. The Company agreed to amend each of the outstanding warrants to reduce the exercise price to US$0.07.

(3)	The Company issued 57,142,857 ordinary shares to suppliers at a price of US$0.07 per share in exchange for the cancellation of NZ$6.2m / US$4.0m trade payables and the establishment of prepayment credits.

In October 2019, the following funding transaction occurred:

(1)	The Company completed a private placement of a convertible promissory note and a warrant to purchase ordinary shares, for a purchase price of NZ$3.2m / US$2.0m, with a principal balance before discount and expenses of US$2.12m. The holder had the right to exchange the warrant for a 5% increase in the balance of the note. On October 9, 2019, the holder exercised this right, and as result the warrant was cancelled and the balance of the note was increased by US$106,100. The note balance was further increased to US$2.51m on November 21, 2019 due to additional funding requirement deadline not being met. The note accrues daily interest at 20% per annum, and matures on October 4, 2021. The Company has the right to prepay the Note, subject to a 25% premium. The note is subordinated to the Company’s existing senior secured credit facility with the Bank of New Zealand, From April 7, 2020 the holder has the right to convert the outstanding balance of the note into the Company’s ordinary shares at a conversion price of US$0.05 per share.

In November 2019, the following funding transaction occurred :

(1)

The Company issued a NZ$4.8m / US$3.0m convertible note in a private placement, maturing November 12, 2021. The face value of the note is NZ$5.0m / US$3.17m after discount and costs, with a cash consideration of US3.0m. The holder had the right to exchange the warrant for a 5% increase in the balance of the note. On November 15, 2019, the holder exercised this right, and as result the warrant was cancelled and the balance of the note was increased by US$158,600. The note balance was further increased by $340,900 on December 27, 2019 due to additional funding requirement deadline not being met. The interest rate is 20% per annum. The Company has the right to prepay the note at a 25% premium. The note is subordinated to the Company’s existing BNZ facility. The note outstanding balance is convertible into ordinary shares from May 13, 2020, at a conversion price of US$0.04 per share. From May 13, 2020, the holder can request the company redeem any portion of the note, up to a maximum of US$0.6m per month. At same time warrants to purchase the number of ordinary shares issued under the notes (estimated to be approximately 63,400,000 shares), at a US$0.05 exercise price, were issued to the note holder, exercisable at any time, with a November 30, 2021 expiry date.

(2)	The holder of the convertible notes issued by us in May 2019 (see “Indebtedness” below) exchanged a portion of the notes at negotiated prices, for a US$0.028 average price, reducing the principal value of the convertible note by US$340k.

In December 2019, the following funding transaction occurred:

(1)	The holder of the convertible notes issued by us in May 2019 exchanged an additional portion of the notes at negotiated prices, for a US$0.021 average price, reducing the principal value of the convertible note by an additional US$2.265m.

(2)	The Company issued a NZ$4.8m / US$3.0m convertible note in a private placement, maturing December 19 2021. The face value of the note is NZ$5.0m / US$3.17m after discount and costs, with a cash consideration of US$3.0m. The holder had the right to exchange the warrant for a 5% increase in the balance of the note. On January 2, 2020, the holder exercised this right, and as result the warrant was cancelled and the balance of the note was increased by US$159,600. The interest rate is 20% per annum. The Company has the right to prepay the note at a 25% premium. The note is subordinated to the Company’s existing BNZ facility. The note outstanding balance is convertible into ordinary shares from May 13, 2020, at a conversion price of US$0.04 per share. From June 19, 2020, the holder can request the company redeem any portion of the note, up to a maximum of US$0.6m per month. At same time warrants to purchase the number of ordinary shares issued under the December notes (estimated to be approximately 79,300,000 shares), at a US$0.05 exercise price, were issued to the note holder , exercisable at any time, with a December 31, 2021 expiry date.

In January 2020, the holder of the convertible notes issued by us in May 2019 exchanged an additional portion of the notes at a negotiated prices, for a US$0.012 average price, reducing the principal value of the convertible note by an additional US$0.2m.

On February 5, 2019, we received a notice from the Listing Qualifications Department of Nasdaq stating that, for the last 30 consecutive business days, the closing bid price for our Ordinary Shares had been below the minimum of US$1.00 per share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). We will be afforded until February 3, 2020 to regain compliance with the minimum bid price requirement. In order to regain compliance, the bid price for shares of our ordinary shares must close at US$1.00 per share or more for a minimum of ten consecutive business days.

At the annual general meeting of the Company’s shareholders held on December 16, 2019, it was resolved to complete a reverse stock split of our ordinary shares, pursuant to which every 100 ordinary shares outstanding as of the effective time of the reverse stock split were combined into one ordinary share. Pursuant to a resolution of our Board of Directors, the reverse stock split became effective on December 20, 2019. All share and per share information in this MD&A is presented on a pre-reverse split basis.

The senior secured credit facility with the Bank of New Zealand has been extended from August 31, 2019 to January 31, 2020, with discussions underway to extend for a further period beyond 12 months. The bank covenants were breached throughout the 6 months ended July 31, 2019, and were reset, with a minimum inventory to bank debt ratio required to be maintained from May 1, 2019. This new ratio has been breached every month to the date of signing of the accounts, creating an event of review, but the bank has taken no further action in relation to these breaches.

A restructure or operations was commenced in October 2019 with initiatives to close the US wholesale business as well as the Australian office and to reduce the number of employees by 67 globally by the end of the year, subject to consultation with employees.

Results of Operations

6-month period ended July 31, 2019 compared to 6-month period ended July 31, 2018

The following table sets forth certain selected operating results and other financial information for each of the 6-month periods ended July 31, 2019 and 2018:

	Jul. 31, 2019 NZ$000’s 6 months	Jul. 31, 2018 NZ$000’s 6 months	% movement
Revenue	42,094	56,750	-25.83%
Cost of goods sold	(28,129)	(39,072)	-28.01%
Gross profit	13,965	17,678	-21.00%
Brand management	(17,180)	(25,399)	-32.36%
Administrative expenses	(5,125)	(1,851)	176.88%
Corporate expenses	(5,656)	(7,901)	-28.41%
Finance expense	(2,230)	(2,454)	-9.13%
Brand transition, restructure and transaction expenses	(5,846)	(5,157)	13.36%
Impairment expense	(6,849)	(4,181)	63.81%
Other foreign currency gains/(losses)	953	3,535	-73.04%
Fair value gain/(loss) on convertible notes derivative	-	(775)	-100.00%
Loss before income tax	(27,968)	(26,505)	5.52%
Income tax benefit/(expense)	(761)	411	-285.16%
Loss for the period	(28,729)	(26,094)	10.10%
Other comprehensive loss
Exchange differences on translation of foreign operations	1,514	(420)	460.48%
Total comprehensive loss for the period	(27,215)	(26,514)	2.64%

Revenue

6-month period ended July 31, 2019 compared to 6-month period ended July 31, 2018

During the 6-month period ended July 31, 2019 the net sales decreased by $14.7m or 25.8% when compared with $56.8m in the 6-month period ended January 31, 2018. Sales were down in all markets except US Wholesale and e-commerce, negatively impacting our group trading result overall for the period. Our sales continued to be impacted by the lack of current season stock supply due to significant cashflow restraints, as well as lower foot traffic in retail stores and the general trading environment.

Gross margins

6-month period ended July 31, 2019 compared to 6-month period ended July 31, 2018

During the 6-month period ended July 31, 2019 and the 6-month period ended July 31, 2018, the gross margins were 33.2% and 31.2%, respectively. The increase in gross margin was caused by reduced discounts provided to customers and lower product costs.

Operating expenses

6-month period ended July 31, 2019 compared to 6-month period ended July 31, 2018

	Jul. 31, 2019 NZ$000’s 6 months	Jul. 31, 2018 NZ$000’s 6 months	% movement
Brand management	(17,180)	(25,399)	-32.36%
Administrative expenses	(5,125)	(1,851)	176.88%
Corporate expenses	(5,656)	(7,901)	-28.41%
Finance expense	(2,230)	(2,454)	-9.13%
Brand transition, restructure and transaction expenses	(5,846)	(5,157)	13.36%
Impairment expense	(6,849)	(4,181)	63.81%
Other foreign currency gains/(losses)	953	3,535	-73.04%
Fair value gain/(loss) on convertible notes derivative	-	(775)	-100.00%

Brand management expenses decreased by $8.2m, or 32.4%, from $25.4m to $17.2m, in the 6-month period to July 31, 2019 compared with the 6-month period to July 31, 2018. The adoption of IFRS 16 lease accounting treatment reduced rent expense by $4.6m, with the balance of the decrease reflecting lower sales and the continuing implementation of cost saving initiatives in the business.

Administrative expenses have increased by $3.4m, or 176.9% from $1.9m to $5.1m in the 6-month period to July 31, compared with the 6-month period to July 31, 2018, driven by IFRS 16 lease accounting treatment resulting in $4.3m depreciation expense, offset by a reduction in expenses from the implementation of cost saving initiatives in the business.

Corporate expenses have decreased by $2.2m, or 28.4% from $7.9m to $5.7m in the 6-month period to July 31, compared with the 6-month period to July 31, 2018, due to the implementation of cost saving initiatives in the business.

Finance expenses decreased by $0.3m, or 9.1% from $2.5m to $2.2m in the 6-month period ended July 31, 2019 as compared with the 6-month period ended July 31, 2018, due to a reduction in external borrowing, offset by IFRS 16 lease accounting treatment resulting in $0.9m interest expense.

Brand transition, restructure and transaction expenses increased by $0.5m, or 13.4%, from $5.2m to $5.8m in the 6-month period ended July 31, 2019 as compared with the 6-month period ended July 31, 2018, driven primarily by transaction expenses.

Impairment costs during the 6-month period ended July 31, 2019 totalled $6.8m, compared to $4.2m for the 6-month period ended July 31, 2018. This expense predominately relates to the impairment of goodwill and licence relating to the acquisition of Fredericks of Hollywood and the Business Combination.

Taxation

6-month period ended July 31, 2019 compared to 6-month period ended July 31, 2018

The tax expense of $761k in the 6-month period ended July 31, 2019 compares to a $411k credit for the 6-month period ended July 31, 2018, related to the derecognition of a deferred tax asset. No tax losses have been recognized during the period as there is uncertainty over whether the deferred tax asset could be utilized.

Net loss and comprehensive loss

6-month period ended July 31, 2019 compared to 6-month period ended July 31, 2018

The net loss in the 6-month period ended July 31, 2019 increased by $2.6m, to ($28.7m) when compared with ($26.1m) in the 6-month period ended July 31, 2018. The net loss was mainly due to the impact of lower sales resulting largely from inventory cash funding constraints, as well as impairment costs and transaction expenses related mainly to the issue of shares to manufacturers, all partially offset by improved gross margin percentage, and lower costs in proportion to lower sales and additional cost savings. The increase in gross margin percentage in the 6-month period ended July 31, 2019 when compared with the 6-month period ended July 31, 2018 was due to a lower discounts and product costs.

Segmented Reporting

The Company has seven reportable segments; Australia retail, New Zealand retail, Australia wholesale, New Zealand wholesale, US wholesale, EU wholesale and e-commerce.

●	Australia retail. This segment covers retail and outlet stores located in Australia.

●	New Zealand retail. This segment covers retail and outlet stores located in New Zealand.

●	Australia wholesale. This segment covers the wholesale of intimates apparel to customers based in Australia.

●	New Zealand wholesale. This segment covers the wholesale of intimates apparel to customers based in New Zealand.

●	US wholesale. This segment covers the wholesale of intimates apparel to customers based in the US.

●	EU wholesale. This segment covers the wholesale of intimates apparel to customers based in the EU.

●	E-commerce. This segment covers the group’s online retail activities.

The following table provides our segment net sales, gross margin and EBITDA for the 6-month period to July 31, 2019 and the 6-month period to July 31, 2018. See “Non-IFRS Financial Measures” below for a discussion of EBITDA and a reconciliation of such measure to the most comparable measure calculated under IFRS.

6-month ending July 31, 2019

	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total
Revenue	12,498	6,502	1,569	3,289	3,242	314	14,680	-	42,094
Gross margin	5,678	3,495	749	744	868	184	4,263	(2,016)	13,965
EBITDA	650	877	113	(555)	(435)	57	(1,906)	(8,559)	(9,758)

6-month ending July 31, 2018

	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total
Revenue	15,571	8,758	4,556	6,757	3,047	3,813	14,248	-	56,750
Gross margin	7,959	4,512	861	1,511	124	806	4,014	(2,109)	17,678
EBITDA	1,103	(1,132)	189	(215)	(1,063)	(360)	(1,361)	(12,597)	(15,436)

New Zealand and Australia Retail

In the 6-month period ended July 31, 2019 New Zealand retail EBITDA was a $0.7m profit compared with $1.1m profit in the 6-month period to July 31, 2018. Australian retail EBITDA for the 6-month period ended July 31, 2019 was a $0.9m profit compared to a loss of $1.1m in the 6-month period to July 31, 2018. The improvement in the Australian retail EBITDA was the result of the reduced rent arising from the adoption of IFRS 16 and the associated lease accounting treatment, as well as a reduction in expense due to the implementation of cost saving initiatives in the business. The New Zealand and Australian retail environment continue to be challenging, and this along with a lack of current season stock adversely impacted EBITDA in our New Zealand and Australia stores.

New Zealand retail gross margin decreased by 5.7 basis points between the 6-month period to July 31, 2019 and 6-month period to July 31, 2018, from 51.1% to 45.4%. Australian retail gross margin improved by 2.3 basis points, from 51.5% to 53.8%.

NZ Wholesale, AU Wholesale, US Wholesale and EU Wholesale

In the 6-month period ended July 31, 2019, EBITDA decreased in the New Zealand wholesale and Australia wholesale markets, whilst US wholesale and EU wholesale increased when compared with the 6-month period ended July 31, 2018. New Zealand wholesale EBITDA was $0.1m in the 6-months ended July 31, 2019, compared with $0.2m profit in the 6-months ended July 31, 2018. Australia wholesale EBITDA was a loss of $0.6m in the 6-months ended July 31, 2019 compared with an EBITDA loss of $0.2m in the 6-months ended July 31, 2018. US wholesale EBITDA was a loss of $0.4m in the 6-months ended January 31, 2019, compared with a loss of $1.1m in the 6-months ended July 31, 2018. EU wholesale EBITDA was $0.0m in the 6-months ended July 31, 2019, compared with an EBITDA loss of $0.4m in the 6-months ended July 31, 2018.

Between the 6-month period to July 31, 2019 and 6-month period to July 31, 2018, New Zealand wholesale gross margin increased by 28.8 basis points, from 18.9% to 47.7%, Australian wholesale gross margin increased by 0.2 basis points, from 22.4% to 22.6%, US wholesale gross margin increased by 22.7 basis points, from 4.1% to 26.8%, and EU wholesale gross margin increased by 37.5 basis points, from 21.1% to 58.6%.

E-commerce

For the 6-months ended July 31, 2019, our e-commerce EBITDA was a loss of $1.9m compared with a loss of $1.4m for the 6-months ended July 31, 2018. The loss for this period is due to insufficient stocks arising from liquidity issues despite the continued focus on promotional activity and discounts offered to customers to promote sales. E-commerce gross margin increased 0.8 basis points between the 6-month period to July 31, 2019 and 6-month period to July 31, 2018 from 28.2% to 29.0%.

Non-IFRS Financial Measures

Reconciliations

EBITDA is defined as earnings before interest, taxes, depreciation and depletion, amortization, brand transition, restructure and transaction expenses, impairment losses, change in fair value losses and gains, and certain other non-cash charges, as set forth in the table below. Our management uses EBITDA as a measure of our operating results and considers it to be a meaningful supplement to loss before income taxes as a performance measurement, primarily because we incur significant depreciation and depletion, impairment losses and other non-cash expenses and charges, as well as significant non-operating expenses, and EBITDA substantially eliminates their impact. The intent of EBITDA is to provide additional useful information to investors. However, the measure does not have any standardized meaning under IFRS. Accordingly, this measure should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate EBITDA differently.

A reconciliation of EBITDA to the consolidated statements of profit or loss and other comprehensive income for each segment follows:

6-month period ended July 31, 2019 compared to 6-month period ended July 31, 2018

	6 months to	6 months to
	31 July 2019	31 July 2018
	NZ$000’s	NZ$000’s
Loss before income tax	(27,968)	(26,505)
Brand transition, restructure and transaction expenses	5,846	5,157
Finance expense	2,230	2,454
Impairment expense	6,849	4,182
Depreciation and amortisation	4,567	1,190
Fair value (gain)/loss on foreign exchange contracts	(729)	(2,306)
Unrealised foreign exchange gain	(553)	(383)
Fair value (gain)/loss on Convertible Note derivative	-	775
EBITDA	(9,758)	(15,436)

Financial Condition, Liquidity, and Capital Resources

Liquidity

6-month period ended July 31, 2019 compared to 6-month period ended July 31, 2018

Our cash requirements continue to be utilized to fund losses and the working capital needs of the business.

As of July 31, 2019, and July 31, 2018, the Company had cash totalling $1.5m and $4.2m respectively.

During the 6-months ended July 31, 2019 and the 6-months ended July 31, 2018, the continued lack of funding contributed heavily to the reduction of the current season stock buy.

Since the end of the 6-month period ended July 31, 2019, the Group has raised further equity and convertible debt funding which is planned to support the working capital requirements of the Group. This is expected to provide further working capital for the purchase of inventory and reduction of aged creditors. This in turn is expected to free up the supply of new season inventory, which will assist the Group in meeting its business plan.

As at the date of this report and since the half year ended July 31, 2019, the Group had received US$14m of funding used to pay overdue creditors and purchase new stock.

The Group is in the process of negotiating a new bank borrowing facility agreement to replace the current facilities, which expire on January 31, 2020. The new facility is expected to be subject to covenants and have a term of at least 12 months.

Working capital

6-month period ended July 31, 2019 compared to year ended January 31, 2018

	July 31, 2019 NZ$000’s	January 31, 2019 NZ$000’s
Current Assets	25,417	33,229
Current Liabilities	(62,528)	(62,655)
Working Capital	(37,111)	(29,426)

Working capital for the 6-months to July 31, 2019 is negative $37.1m, compared with negative $29.4m as at January 31, 2019, a decrease of $7.7m. This change has been driven by the adoption of IFRS 16 lease accounting treatment resulting in a $7.9m current portion of the total lease liability being recognised in current liabilities. The other movements in working capital had no material effect, as they substantially offset each other (a significant reduction in creditors substantially offset by receivables and inventory reductions and new convertible note funding over the last 6 months).

Cash flows

6-month period ended July 31, 2019 compared to 6-month period ended July 31, 2018

	6 months ended July 31, 2019 NZ$000’s	6 months ended July 31, 2018 NZ$000’s
Net cash outflow from operating activities	(9,689)	(4,428)
Net cash outflow from investing activities	(605)	(413)
Net cash inflow from financing activities	9,734	(2,410)
Net increase/(decrease) in cash and cash equivalents held	(560)	(6,425)
Cash and cash equivalents at end of the half year	1,522	4,173

Operating Activities

Net cash outflow from operating activities for the 6-month period to July 31, 2019 and, 6-month period to July 31, 2018 were $9.7m and $4.4m, respectively. This was due to the net loss for both periods, which was higher in the 6-month period to July 31, 2019.

Investing Activities

Net cash outflow from investing activities for the 6-month period to July 31, 2019 was $0.6m, and for the 6-month period to July 31, 2018 was $0.4m. The outflow for the 6-month period to July 31, 2019 was due to fixed asset additions, while the outflow for the 6-month period to July 31, 2018 was driven by proceeds from the business combinations.

Financing Activities

Net cash inflow from financing activities for the 6-month period to July 31, 2019 and 6-month period to July 31, 2018 were positive $9.7m and ($2.4m), respectively. During the 6-month period to July 31, 2019 the company raised US$18.4m through the issue of shares and convertible notes. These funds were used to fund losses and working capital requirements.

Indebtedness

Bank overdraft and bank loans

6-months ended July 31, 2019

On June 13, 2018, the Company entered into a Deed of Amendment with BNZ to reduce the current facility to $20m. In addition the new facility took over guarantees and financial instruments totalling $1.345m.

The term loan facility of $20m has been extended to January 31, 2020. The current interest rate on this loan is 5.66% (January 31, 2019: 5.55%) per annum.

Bank of New Zealand has the first ranking charge over all assets of Bendon. Under the terms of the major borrowing facility, the facility covenants were reset at May 1, 2019 after breaches of prior covenants during the period and is currently subject to a minimum monthly inventory-bank debt cover ratio of 1.2. This ratio has been breached every month through to the date of signing of these financial statements, triggering an event of review. The bank has not taken any further action but is monitoring the situation.

Shareholder loan

6-months ended July 31, 2019

A $2.7m loan remains due at July 31, 2019 (January 31, 2019: $2.3m) to a former significant shareholder of the Company.

Convertible loan

6-months ended July 31, 2019

On May 13, 2019, the Company completed a private placement of a secured convertible note to St. George Investments LLC for a purchase price of US$3.32m, at an interest rate of 10% per annum, compounded daily, maturing on November 13, 2020. We have the right to prepay the note, subject to a 15% premium. The note is secured by a second priority security interest over all assets and is subordinated to the BNZ bank debt. The noteholder has the right to convert the note into our ordinary shares at a price of US$0.90 per share, and from December 13, 2019, has the right to redemption of any portion of the note, up to a maximum of US$0.4m per month. The amount owing has been classified as a current borrowing and amounted to $4.7m as at July 31, 2019.

A US$1.0m convertible note as at January 31, 2019 is no longer convertible, and the remaining US$0.85m principal and compounded interest at 20% per annum remains due. The amount owing has been classified as a current borrowing and amounted to $1.3m as at July 31, 2019.

Recent Financing Transactions

Subsequent to the end of the 6-month period ended July 31, 2019, we competed the equity and convertible note financing transactions described under “Recent Developments” above.

Naked Brand Group Limited

ACN: 619 054 938

Interim Financial Report

(Expressed in New Zealand Dollars)

For the Half Year Ended 31 July 2019

Naked Brand Group Limited

Contents

For the Half Year Ended 31 July 2019

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the financial statements for the year ended 31 January 2019 and any public announcements made by Naked Brand Group Limited during the interim reporting period in accordance with the continuous disclosure requirements applicable to the entity.

Naked Brand Group Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office is Building 7C, Huntley Street, Alexandria NSW 2015, Australia, its principal business is in New Zealand and its shares are listed on the NASDAQ.

F-1

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the 6 Months Ended 31 July 2019

	Note	6 months to 31 July 2019 NZ $000’s	6 months to 31 July 2018 NZ $000’s

Continuing operations
Revenue	6	42,094	56,750
Cost of sale of goods		(28,129)	(39,072)
Gross profit		13,965	17,678
Brand management		(17,180)	(25,399)
Administrative expenses		(5,125)	(1,851)
Corporate expenses		(5,656)	(7,901)
Finance expenses	6	(2,230)	(2,454)
Brand transition, restructure and transaction expenses	6	(5,846)	(5,157)
Impairment expense	6	(6,849)	(4,181)
Other foreign currency gains	6	953	3,535
Fair value gain/(loss) on convertible notes derivatives		-	(775)
Loss before income tax		(27,968)	(26,505)
Income tax (expense)/benefit	6	(761)	411
Loss for the period		(28,729)	(26,094)

Other comprehensive income
Items that may be reclassified to profit or loss
Exchange rate difference on translation of foreign operations		1,514	(420)
Other comprehensive loss for the period, net of tax		1,514	(420)
Total comprehensive loss for the period		(27,215)	(26,515)
Total comprehensive loss attributable to:
Owners of Naked Brand Group Limited		(27,215)	(26,515)

		6 months to 31 July 2019 NZ $	6 months to 31 July 2018 NZ $
Earnings per share from loss from continuing operations attributable to the ordinary equity holders of Naked Brand Group Limited
Basic loss per share (NZ$)	16	(0.52)	(1.28)
Diluted loss per share (NZ$)	16	(0.52)	(1.28)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

F-2

Consolidated Balance Sheet

As at 31 July 2019

	Note	31 July 2019 NZ $000’s	31 January 2019 NZ $000’s
Assets

Current assets
Cash and cash equivalents		1,522	1,962
Trade and other receivables		5,693	9,650
Inventories		17,962	21,120
Current tax receivable		240	215
Related party receivable		-	282
Total current assets		25,417	33,229

Non-current assets
Property, plant and equipment	8	4,191	3,763
Right-of-use assets	15	25,683	-
Deferred tax assets		-	692
Intangible assets	9	32,431	37,864
Total non-current assets		62,305	42,319

Total assets		87,722	75,548

Liabilities

Current liabilities
Trade and other payables	11	25,118	35,545
Borrowings	12	25,975	20,967
Lease liabilities		7,921	-
Foreign currency derivative financial instruments		-	1,484
Provisions	13	863	921
Related party payable	18	2,651	3,738
Total current liabilities		62,528	62,655

Non-current liabilities
Provisions	13	1,517	2,372
Lease liabilities		19,659	-
Total non-current liabilities		21,179	2,372

Total liabilities		83,704	65,027

Net assets		4,018	10,519

Equity
Share capital	14	155,536	134,183
Other reserves		(499)	(2,013)
Accumulated losses		(151,019)	(121,651)
Total equity		4,018	10,519

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

F-3

Consolidated Statement of Changes in Equity

For the Half Year Ended 31 July 2019

	Share capital NZ $000’s	Accumulated losses NZ $000’s	Foreign currency translation reserve NZ $000’s	Total NZ $000’s
Balance at 1 February 2018	68,727	(72,431)	(2,006)	(5,710)
Loss for the half year	-	(26,094)	-	(26,094)
Other comprehensive income/(loss) for the half year	-	-	(420)	(420)
Total comprehensive loss for the half year	-	(26,094)	(420)	(26,514)

Transaction with owners in their capacity as owners
Issuance of new shares	30,101	-	-	30,101
Issuance of new shares from business combinations	14,196	-	-	14,196
Conversion of convertible notes	4,159	-	-	4,159
Balance at 31 July 2018	117,183	(98,525)	(2,426)	16,232

Balance at 1 February 2019 (as originally presented)	134,183	(121,651)	(2,013)	10,519
Adoption of IFRS 16 (Note 4)	-	(639)	-	(639)
Restated total equity at 1 February 2019	134,183	(122,290)	(2,013)	9,880

Loss for the half year	-	(28,729)	-	(28,729)
Other comprehensive income/(loss) for the half year	-	-	1,514	1,514
Total comprehensive loss for the half year	-	(28,729)	1,514	(27,215)

Transaction with owners in their capacity as owners
Warrants issued	191	-	-	191
Issuance of new shares	19,713	-	-	19,713
Conversion of debt	1,449	-	-	1,449
Balance at 31 July 2019	155,536	(151,019)	(499)	4,018

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

F-4

Consolidated Statement of Cash Flows

For the Half Year Ended 31 July 2019

	Note	6 months to 31 July 2019 NZ $000’s	6 months to 31 July 2018 NZ $000’s
Cash flow from operating activities:
Receipts from customers		51,756	65,131
Payments to suppliers and employees		(62,123)	(69,998)
Proceeds from payments for settlement of financial assets at fair value through profit or loss		729	655
Income taxes paid		(51)	(216)
Net cash outflow from operating activities	19	(9,689)	(4,428)

Cash flow from investing activities:
Payments for intangible asset		-	(31)
Payments for property, plant and equipment		(605)	(148)
Proceeds from business combination, net of cash acquired		-	592
Net cash outflow from investing activities		(605)	413

Cash flow from financing activities:
Proceeds from issue of shares		9,923	17,165
Proceeds from borrowings - Convertible notes issued		4,571	-
Repayment of borrowings - Bank		-	(18,489)
Debt issuance costs		-	(87)
Repayments of lease liabilities		(3,785)	-
Interest paid		(975)	(999)
Net cash inflow/(outflow) from financing activities		9,734	(2,410)

Net decrease in cash and cash equivalents held		(560)	(6,425)
Cash and cash equivalents at beginning of year		1,962	10,739
Effects of exchange rate changes on cash and cash equivalents		120	(141)
Cash and cash equivalents at end of the half year		1,522	4,173

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

F-5

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

1	Description of the business

Naked Brand Group Limited (“the Company”) is a designer, distributor, wholesaler and retailer of women’s and men’s intimates apparel globally. The Company sells its merchandise through retail and outlet stores in New Zealand and Australia, wholesale operations in New Zealand, Australia, the United States and Europe, and through online channels. The Company operates both licenced and owned brands, including the following:

Licenced brands:

Heidi Klum

Fredericks of Hollywood

Owned brands:

Pleasure State

Davenport

Lovable

Bendon

Fayreform

Naked

VaVoom

Evollove

Hickory

The amounts in the financial statements have been rounded to the nearest thousand dollars.

2	Basis of preparation of half year report

The Company has presented its interim consolidated financial report for the half year ended 31 July 2019 in accordance with IAS 34 Interim Financial Reporting.

The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly this report should be read in conjunction with the last annual report for the year ended 31 January 2019 and any public announcement made by the Company during the interim reporting period.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

These interim financial statements are unaudited. In the opinion of management, these interim financial statements include all the adjustments necessary in order to make these interim financial statements not misleading.

(a)	Historical cost convention

The financial statements are based on historical costs, except for the measurement at fair value of selected financial assets and financial liabilities.

3	Summary of significant accounting policies

(a)	Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.

For the 6 months ended 31 July 2019 the Group experienced a loss after income tax from continuing operations of NZ$28.7 million and operating cash outflows of NZ$9.7 million. It also is in a net current liability position of NZ$37.1 million and a positive net asset position of NZ$4.0 million.

The profitability for the 6 months ended 31 July 2019 has been adversely impacted by the lack of working capital to purchase sufficient levels of inventory required for trading, reduced customer foot traffic in retail stores and outlets, and a reduction of revenue from wholesale customers. The business also incurred NZ$5.8 million of non-trading costs in relation to restructure costs associated with refinancing the business and an impairment charge of NZ$6.8m as it re-evaluated the merger and acquired intangible assets. The Group also has trade creditors that are trading beyond their original credit terms.

To fund the losses and the negative working capital the business raised US $29.4 million of funds in the form of issued capital and convertible notes since 31 January 2019, including US $11.0 million since 31 July 2019 prior to the signing of these financial statements.

The funds raised and cash flow generated since 31 January 2019 have not been sufficient to provide the Group with adequate working capital, so subsequent to 31 July 2019 management has taken steps to raise further funding, and as at the date of signing of these financial statements discussions with investors are well advanced but no binding commitments have been agreed.

F-6

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

3	Summary of significant accounting policies (continued)

(a)	Going concern

Management has also engaged in further restructuring of the business operations including potential divestment of certain brands, reducing costs across distribution channels, renegotiating supplier contracts, resetting customer supply commitments, and updating leadership roles.

The Group’ s bank facility was due on 30 June 2019, and the Bank has extended the current facility to 31 December 2019, and the bank continues to monitor the situation. The Directors expect the Bank to offer a further extension of the current facility once further funding is raised.

The bank covenants were breached throughout the 6 months ended 31 July 2019, and were reset, with a minimum inventory to bank debt ratio required to be maintained from 1 May 2019. This new ratio has been breached every month to the date of signing of the accounts, creating an event of review, but the bank has taken no further action to date in relation to these breaches.

Despite the ongoing losses, reduced cash flow and cash facilities, and the other negative financial conditions, the Directors are confident that the Group will continue as a going concern. However, while the Directors are confident of continuing as a going concern and meeting its debt obligation to its Bank and creditor commitments as they fall due, the going concern is dependent upon the Directors and Group being successful in:

●	Raising further funding before 28 February 2020 in order to meet all debts due in the 12 months after signing of these financial statements;
●	Generating sufficient sales and increasing gross margins and reducing overheads in line with forecasts;
●	Having sufficient funds to maintain a positive cashflow position, and to reduce bank debt in line with agreed bank amortisation;
●	Continuing to receive support from creditors to delay payment of overdue amounts until the Group has adequate cash flow to commence a repayment arrangement or repay the debts in full; and
●	Renegotiating the current bank facilities of NZ$20 million to a facility that is at least a 12 month facility.

As a result, the viability of the Group is dependent on the above matters. The dependence on these matters raise substantial doubt about its ability to continue as a going concern and therefore whether they will realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report.

However, the Directors’ believe that the Group will be successful in the above matters and, accordingly, have prepared the report on a going concern basis.

(b)	Basis for consolidation

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

When the group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

F-7

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

3	Summary of significant accounting policies (continued)

(c)	Business combinations

Business combinations are accounted for by applying the acquisition method which requires an acquiring entity to be identified in all cases. The acquisition date under this method is the date that the acquiring entity obtains control over the acquired entity.

The fair value of identifiable assets and liabilities acquired are recognised in the consolidated financial statements at the acquisition date.

Goodwill or a gain on bargain purchase may arise on the acquisition date, this is calculated by comparing the consideration transferred and the amount of non-controlling interest in the acquiree with the fair value of the net identifiable assets acquired. Where consideration is greater than the net assets acquired, the excess is recorded as goodwill. Where the net assets acquired are greater than the consideration, the measurement basis of the net assets are reassessed and then a gain from bargain purchase recognised in profit or loss.

All acquisition-related costs are recognised as expenses in the periods in which the costs are incurred except for costs to issue debt or equity securities.

Any contingent consideration which forms part of the combination is recognised at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured, and the settlement is accounted for within equity. Otherwise subsequent changes in the value of the contingent consideration liability are measured through profit or loss.

(d)	Income Tax

The tax expense/(benefit) recognised in the consolidated statements of profit or loss and other comprehensive income comprises of current income tax expense plus deferred tax expense/(benefit).

Current tax is the amount of income taxes payable/(recoverable) in respect of the taxable profit/(loss) for the period and is measured at the amount expected to be paid to/(recovered from) the taxation authorities, using the tax rates and laws that have been enacted or substantively enacted by each jurisdiction by the end of the reporting period. Current tax liabilities/(assets) are measured at the amounts expected to be paid to/(recovered from) the relevant taxation authority.

Deferred tax is provided on temporary differences which are determined by comparing the carrying amounts of tax bases of assets and liabilities to the carrying amounts in the consolidated financial statements.

Deferred tax is not provided for the following:

●	The initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit/(tax loss).
●	Taxable temporary differences arising on the initial recognition of goodwill.
●

Temporary differences related to investment in subsidiaries, associates and jointly controlled entities to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by each jurisdiction by the end of the reporting period.

Deferred tax assets are recognised for all deductible temporary differences and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and losses can be utilised.

Current and deferred tax is recognised as income or an expense and included in profit or loss for the period except where the tax arises from a transaction which is recognised in other comprehensive income or equity, in which case the tax is recognised in other comprehensive income or equity respectively.

In determining the amount of current and deferred income tax, the Company takes into account the impact of uncertain income tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the income tax expense in the period that such a determination is made.

F-8

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

3	Summary of significant accounting policies (continued)

(e)	Revenue and other income

The consolidated entity recognises revenue as follows:

Revenue from contracts with customers

Revenue is recognised at an amount that reflects the consideration to which the consolidated entity is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the consolidated entity: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognises revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns, and allowances, trade discounts and volume rebates.

Revenue is recognised at the point in time when performance obligations are satisfied by transferring control of goods to the customer.

Sale of goods

Sales of goods through retail stores, e-commerce and wholesale channels are recognised at a point in time when there has been a transfer of control of goods to the customer. Control of goods transfer at point of sale for retail stores sales. For wholesale and e- commerce sales, control of goods are transferred when goods are delivered to customers, and therefore reflects an estimate of shipments that have not been received at the reporting date based on shipping terms and historical delivery times. The Company also provides a reserve for projected merchandise returns based on prior experience.

The Company sells gift cards to customers. The Company recognises revenue from gift cards when they are redeemed by the customers. In addition, the Company recognises revenue on unredeemed gift cards after one year when the gift cards have expired.

(i)	Sale of goods – wholesale

The Group sells a range of lingerie products in the wholesale market. Sales are recognised at a point in time when control of the products has transferred, being when the products are delivered to the wholesaler, the wholesaler has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the wholesaler’s acceptance of the products. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the wholesaler, and either the wholesaler has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or the group has objective evidence that all criteria for acceptance have been satisfied.

The contracts with wholesalers have no specific terms on volume and price, and are not modified during the terms. Revenue from these sales is recognised based on the price specified in the contract, net of the estimated volume discounts. The estimates of discount is based on the trading terms in the contracts, and revenue is only recognised to the extent that it is highly probable that a significant reversal will not occur. A refund liability (included in trade and other payables) is recognised for expected volume payable to customers in relation to sales made until the end of the reporting period. The Group’s obligation to provide a refund for faulty products under the standard trading terms is recognised as a provision.

(ii)	Sale of goods - retail/e-commerce

The group operates a chain of retail stores and e-commerce websites selling lingerie products. Revenue from the sale of goods is recognised at a point in time when a group entity sells a product to the customer.

Payment of the transaction price is due immediately when the customer purchases the product. It is the group’s policy to sell its products to the end customer with a right of return within 30 days. Therefore, a refund liability (included in trade and other payables) and a right to the returned goods (included in inventory) are recognised for the products expected to be returned. Accumulated experience is used to estimate such returns at the time of sale at a portfolio level (expected value method).

Because the number of products returned has been steady for years, it is highly probable that a significant reversal in the cumulative revenue recognised will not occur. The validity of this assumption and the estimated amount of returns are reassessed at each reporting date.

F-9

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

3	Summary of significant accounting policies (continued)

(e)	Revenue and other income (continued)

Interest revenue

Interest is recognised using the effective interest method and recognised when it is earned.

Dividend revenue

Dividends are recognised when the entity’s right to receive payment is established.

Rendering of services

Revenue from service transactions are recognised as services are performed.

Other income

Other income is recognised on an accruals basis when the Group is entitled to it.

(f)	Brand management, administrative and corporate expenses

Corporate expenses includes head office costs such as human resources, finance team and rental costs. Administrative expenses includes depreciation and amortisation of intangible assets, as well as professional accounting fees. Brand management expenses includes other costs incurred in selling products, including advertising, design and retail store occupancy and payroll.

(g)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowing pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

(h)	Inventories

Inventories are measured at the lower of cost and net realisable value. Cost of inventory is determined using the weighted average costs basis and is net of any rebates and discounts received. Net realisable value represents the estimated selling price for inventories less costs necessary to make the sale. Net realisable value is estimated using the most reliable evidence available at the reporting date and inventory is written down through an obsolescence provision if necessary.

(i)	Property, plant and equipment

Plant and equipment

Plant and equipment are measured using the cost model.

Under the cost model the asset is carried at its cost less any accumulated depreciation and any impairment losses. Costs include purchase price and other directly attributable costs associated with locating the asset to the installation site, where applicable.

Depreciation

Property, plant and equipment, is depreciated on a straight-line basis over the asset’s useful life to the Group, commencing when the asset is ready for use.

F-10

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

3	Summary of significant accounting policies (continued)

(i)	Property, plant and equipment (continued)

The estimated useful lives used for each class of depreciable asset are shown below:

Fixed asset class	Useful life

Leasehold improvements	1 - 10 years and where shorter over the lease term
Plant, furniture, fittings and motor vehicles	3 - 7 years

At the end of each annual reporting period, the depreciation method, useful life and residual value of each asset is reviewed. Any revisions are accounted for prospectively as a change in accounting estimate.

(j)	Financial instruments

Financial instruments are recognised initially using trade date accounting, i.e. on the date that the Group becomes party to the contractual provisions of the instrument.

On initial recognition, all financial instruments are measured at fair value plus transaction costs (except for instruments measured at fair value through profit or loss where transaction costs are expensed as incurred).

Financial Assets

(i) Classification

From 1 February 2018, the group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through Other Comprehensive Income “OCI” or through profit or loss), and
●	those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The group reclassifies debt investments when and only when its business model for managing those assets changes.

(ii) Recognition and derecognition

Purchases and sales of financial assets are recognised on trade-date, the date on which the group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

(iii) Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset.

Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the group classifies its debt instruments:

●	Amortised cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of profit or loss.

●	FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

F-11

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

3	Summary of significant accounting policies (continued)

(j)	Financial instruments (continued)

●	FVPL: Assets that do not meet the criteria for amortised cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognised in profit or loss and presented net within other gains/(losses) in the period in which it arises.

Equity instruments

The group subsequently measures all equity investments at fair value. Where the group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognised in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

(iv) Impairment

From 1 February 2018, the group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

(v) Subsequent measurement

If there is objective evidence that an impairment loss on financial assets carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the financial assets original effective interest rate.

Subsequent recoveries of amounts previously written off are credited against other expenses in profit or loss.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at fair value through profit or loss’ or other financial liabilities depending on the purpose for which the liability was acquired. Although the Group uses derivative financial instruments in economic hedges of currency and interest rate risk, it does not hedge account for these transactions.

The Group’s financial liabilities include borrowings, trade and other payables (including finance lease liabilities), which are measured at amortised cost using the effective interest rate method.

All of the Group’s derivative financial instruments that are not designated as hedging instruments are accounted for at fair value through profit or loss.

(k)	Impairment of non-financial assets

At the end of each reporting period the Group determines whether there is an evidence of an impairment indicator for non- financial assets.

Where an indicator exists and regardless for goodwill, indefinite life intangible assets and intangible assets not yet available for use, the recoverable amount of the asset is estimated.

Where assets do not operate independently of other assets, the recoverable amount of the relevant cash-generating unit (CGU) is estimated.

The recoverable amount of an asset or CGU is the higher of the fair value less costs of disposal and the value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit.

Where the recoverable amount is less than the carrying amount, an impairment loss is recognised in profit or loss.

Reversal indicators are considered in subsequent periods for all assets which have suffered an impairment loss, except for goodwill.

F-12

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

3	Summary of significant accounting policies (continued)

(l)	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

(m)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less expected credit losses.

(n)	Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually due within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

(o)	Intangibles

Goodwill

Goodwill is carried at cost less accumulated impairment losses. Goodwill is calculated as the excess of the sum of:

i)	the consideration transferred;
ii)	any non-controlling interest; and
iii)	the acquisition date fair value of any previously held equity interest;

over the acquisition date fair value of net identifiable assets acquired in a business combination.

The value of goodwill recognised on acquisition of each subsidiary in which the Group holds less than a 100% interest will depend on the method adopted in measuring the aforementioned non-controlling interest. The Group can elect to measure the non-controlling interest in the acquiree either at fair value (‘full goodwill method’) or at the non-controlling interest’s proportionate share of the subsidiary’s identifiable net assets (‘proportionate interest method’). The Group determines which method to adopt for each acquisition.

Patents and licences

Separately acquired patents and licences are shown at historical cost. Licenses and customer contracts acquired in a business combination are recognised at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortisation and impairment losses. Licence fees have an estimated useful life of 5-50 years.

Software

Software has a finite life and is carried at cost less any accumulated amortisation and impairment losses. It has an estimated useful life of between one and three years.

Brands

Brand assets relate to brands owned by the Group that have arisen on historical acquisitions. These assets were initially measured at fair value.

Brands are considered to have an indefinite life and are therefore not amortised. They are considered to have indefinite lives because there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the entity. The brands have been in existence for many years, are well established and show no signs of deteriorating. They are assessed for impairment annually or more frequently if impairment indicators exist.

F-13

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

3	Summary of significant accounting policies (continued)

(o)	Intangibles (continued)

Amortisation

Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill and brands, from the date that they are available for use.

Amortisation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Goodwill and indefinite life brands are not amortised but are tested for impairment annually or more frequently if impairment indicators exist. Goodwill is allocated to the Group’s cash generating units or groups of cash generating units, which represent the lowest level at which goodwill is monitored but where such level is not larger than an operating segment. Gains and losses on the disposal of an entity include the carrying amount of goodwill related to the entity sold.

(p)	Employee benefits

(i)	Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

(ii)	Other long-term employee benefit obligations

The liabilities for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. They are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss.

(iii)	Other long-term employee benefit obligations

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(q)	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result, and that outflow can be reliably measured.

Provisions are measured at the present value of management’s best estimate of the outflow required to settle the obligation at the end of the reporting period. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the unwinding of the discount is taken to finance costs in the consolidated statements of profit or loss and other comprehensive income.

Provisions recognised represent the best estimate of the amounts required to settle the obligation at the end of the reporting period.

F-14

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

3	Summary of significant accounting policies (continued)

(q)	Provisions (continued)

(i)	Lease incentive provision

Lease contributions include payment for improvements initially funded by the landlord. The improvement asset is capitalised and a provision for the amount of landlord contribution is recognised. The provision is released on a monthly basis over the term of the lease of the property.

(ii)	Onerous contract provision

The Group provides for future losses on long-term contracts where it is considered probable that the contract costs are likely to exceed revenues in future years. A provision is required for the present value of future losses. Estimating these future losses involves a number of assumptions about the achievement of contract performance targets and the likely levels of future cost escalation over time.

(iii)	Make good provision

The Group is required to restore the lease premises of various retail stores to their original condition at the end of the respective lease terms. Provisions for make good obligations are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. A provision is recognised for the present value of the estimated expenditure required to remove any leasehold improvements. These costs have been capitalised as part of the cost of leasehold improvements and are amortised over the lease term.

(r)	Earnings/(loss) per share

(i)	Basic earnings/(loss) per share

Basic earnings/(loss) per share is calculated by dividing:

●	the profit/(loss) attributable to owners of the Company, excluding any costs of servicing equity other than ordinary
●	by the weighted average number of ordinary shares outstanding during the financial year.

(ii)	Diluted earnings/(loss) per share

Diluted earnings/(loss) per share adjusts the figures used in the determination of basic earnings per share to take into

●	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and
●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

For periods in which the Company has reported net losses, diluted net loss per share attributable to common shareholders is the same as basic net loss per share attributable to common stockholders, since their impact would be anti-dilutive to the calculation of net loss per share.

(s)	Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortised over the period of the facility to which it relates.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

F-15

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

3	Summary of significant accounting policies (continued)

(s)	Borrowings (continued)

Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

(t)	Convertible Notes

On issuance of the convertible notes, an assessment is made to determine whether the convertible notes contain an equity instrument or whether the whole instrument should be classified as a financial liability.

When it is determined that the whole instrument is a financial liability and no equity instrument is identified (for example for foreign-currency-denominated convertibles notes), the conversion option is separated from the host debt and classified as a derivative liability. The carrying value of the host contract (a contract denominated in a foreign currency) at initial recognition is determined as the difference between the consideration received and the fair value of the embedded derivative. The host contract is subsequently measured at amortised cost using the effective interest rate method. The embedded derivative is subsequently measured at fair value at the end of each reporting period through the profit and loss. The convertible note and the derivative are presented as a single number on the balance sheet within interest-bearing loans and borrowings.

When it is determined that the instrument contains an equity component based on the terms of the contract, on issuance of the convertible notes, the fair value of the liability component is determined using a market rate for an equivalent non- convertible bond. This amount is classified as a financial liability measured at amortised cost (net of transaction costs) until it is extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in equity. Transaction costs are deducted from equity, net of associated income tax. The carrying amount of the conversion option is not re-measured in subsequent years.

(u)	Share capital and Warrants

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and warrants are recognised as a deduction from equity, net of any tax effects.

Warrants

Warrants issued by the Company and employee entitlements are recorded at fair value using the Black-Scholes option-pricing model. Employee entitlements are amortised over the terms of entitlement. In assessing the fair value of equity-based compensation and warrants, estimates have to be made regarding the expected volatility in share price, option life, dividend yield, risk-free rate, estimated life and estimated forfeitures at the initial grant date.

(v)	Foreign currency transactions and balances

Each of the entities within the Group prepare their financial statements based on the currency of the primary economic environment in which the entity operates (functional currency). The consolidated financial statements are presented in New Zealand dollars which is the parent entity’s functional and presentation currency.

Transaction and balances

Foreign currency transactions are recorded at the spot rate on the date of the transaction.

At the end of the reporting period:

●	Foreign currency monetary items are translated using the closing foreign currency rate;
●	Non-monetary items that are measured at historical cost are translated using the exchange rate at the date of the transaction; and
●	Non-monetary items that are measured at fair value are translated using the rate at the date when fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition or in prior reporting periods are recognised through profit or loss, except where they relate to an item of other comprehensive income or whether they are deferred in equity as qualifying hedges.

F-16

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

3	Summary of significant accounting policies (continued)

(v)	Foreign currency transactions and balances (continued)

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:

●	assets and liabilities are translated at period-end exchange rates prevailing at that reporting date;
●	income and expenses are translated at average exchange rates for the period where the average rate approximates the rate at the date of the transaction; and
●	retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the consolidated balance sheets. These differences are recognised in the consolidated statements of profit or loss and other comprehensive income in the period in which the operation is disposed.

(w)	Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The executive directors are the chief operating decision maker, responsible for allocating resources and assessing performance of the operating segments.

4	Changes in accounting policies

(a)	IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation requires:

●	The Group to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;
●	The Group to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and
●	if it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty.

The Group has adopted IFRIC 23 as at February 1, 2019. The adoption has not resulted in any material impacts to the financial report.

(b)	IFRS 16 - Leases

This note explains the impact of the adoption of IFRS 16 Leases on the Group’s financial statements and discloses the new accounting policies that have been applied from 1 February 2019, where they are different to those applied in prior periods.

IFRS 16 Leases

The Group has adopted IFRS 16 from 1 February 2019. The standard replaces IAS 17 ‘Leases’ and for lessees eliminates the classifications of operating leases and finance leases. Straight-line operating lease expense recognition is replaced with a depreciation charge for the right-of-use assets (included in operating costs) and an interest expense on the recognised lease liabilities (included in finance costs). In the earlier periods of the lease, the expenses associated with the lease under IFRS 16 will be higher when compared to lease expenses under IAS 17. However, EBITDA (Earnings Before Interest, Tax, Depletion, Depreciation and Amortisation) results improve as the operating expense is now replaced by interest expense and depreciation in profit or loss. For classification within the statement of cash flows, the interest portion is disclosed in operating activities and the principal portion of the lease payments are separately disclosed in financing activities. For lessor accounting, the standard does not substantially change how a lessor accounts for leases.

Right-of-use assets

A right-of-use asset is recognised at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the Group expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

F-17

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

4	Changes in accounting policies (continued)

(b)	IFRS 16 – Leases (continued)

Lease liabilities

A lease liability is recognised at the commencement date of a lease. The lease liability is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the consolidated entity’s incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties. The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred.

Lease liabilities are measured at amortised cost using the effective interest method. The carrying amounts are remeasured if there is a change in the following: future lease payments arising from a change in an index or a rate used; residual guarantee; lease term; certainty of a purchase option and termination penalties. When a lease liability is remeasured, an adjustment is made to the corresponding right-of use asset, or to profit or loss if the carrying amount of the right-of-use asset is fully written down.

Impact of the adoption of IFRS 16 on the financial position as at 1 February 2019:

IFRS 16 was adopted without restating comparative information using the modified retrospective approach. The reclassifications and the adjustments arising from IFRS 16 are therefore not reflected in the restated statement of financial position as at 31 January 2019 but are recognised in the statement of financial position on 1 February 2019.

1 February 2019 $’000
Right-of-use assets	26,158
Lease contribution provision	1,102
Lease liabilities	(27,899)
Net reduction in retained earnings	639

5	Critical Accounting Estimates and Judgments

The directors make estimates and judgements during the preparation of these financial statements regarding assumptions about current and future events affecting transactions and balances.

These estimates and judgements are based on the best information available at the time of preparing the financial statements, however as additional information is known then the actual results may differ from the estimates.

The significant estimates and judgements made have been described below.

Key estimates – inventory

Each item on inventory is reviewed on an annual basis to determine whether it is being carried at higher than its net realisable value. During the period, management have written down inventory based on best estimate of the net realisable value, although until the time that inventory is sold this is an estimate.

Key estimates - fair value of financial instruments

The Group has certain financial assets and liabilities which are measured at fair value. Where fair value has not been able to be determined based on quoted price, a valuation model has been used. The inputs to these models are observable, where possible, however these techniques involve significant estimates and therefore fair value of the instruments could be affected by changes in these assumptions and inputs.

Key estimates - impairment of brands

In accordance with IAS 36 Impairment of Assets, the Group is required to estimate the recoverable amount of indefinite-lived brand assets at each reporting period.

F-18

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

5	Critical Accounting Estimates and Judgments (continued)

Key estimates - impairment of brands (continued)

Impairment testing is an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by their value in use or fair value less cost to sell.

In calculating the fair value less costs to sell, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of:

-	growth in brand revenues
-	market royalty rate
-	the selection of discount rates to reflect the risks involved, and
-	long-term growth rates

Changing the assumptions selected by management, in particular the growth rate, discount rate and market royalty rate assumption used, could significantly affect the Group’s impairment evaluation and hence results.

The Group’s review includes the key assumptions related to sensitivity in the model. Further details are provided in note 9 to the consolidated financial statements.

Key estimates - impairment of goodwill

In accordance with IAS 36 Impairment of Assets, the Group is required to estimate the recoverable amount of goodwill at each reporting period.

Impairment testing is an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by the net present value of future cash flows derived from such assets using cash flow projections which have been discounted at an appropriate rate and using a terminal value to incorporate expectations of growth thereafter.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of:

-	growth in EBITDA future cash flows;
-	timing and quantum of future capital expenditure;
-	long-term growth rates; and
-	the selection of discount rates to reflect the risks involved.

Changing the assumptions selected by management, in particular the discount rate and growth rate assumptions used in the cash flow projections, could significantly affect the Group’s impairment evaluation and hence results.

The Group’s review includes the key assumptions related to sensitivity in the cash flow projections. Further details are provided in note 9 to the consolidated financial statements.

Key judgments – determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised within the next 12 months. As per the Company policy, the options are not exercised when the lease terms are beyond 12 months as of the assessment date. When the Group has the option to lease the assets for additional terms, it applies judgement in evaluating whether it is reasonably certain to exercise the option to renew, considering all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew.

Key judgments – taxes

Deferred tax assets

Determining income tax provisions and the recognition of deferred tax assets including carried forward income tax involves judgment on the tax treatment of certain transactions. Deferred tax is recognised on tax losses not yet used and on temporary differences where it is probable that there will be taxable revenue against which these can be offset. Management has made judgments as to the probability of future taxable income being generated against which tax losses will be available for offset based on budgets, current and future expected economic conditions.

F-19

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

6	Profit and loss information

(a)	Revenue from continuing operations

	6 months to 31 July 2019 NZ $000’s	6 months to 31 July 2018 NZ $000’s

Gross revenue	47,809	61,282
Rebates	(5,715)	(4,532)
	42,094	56,750

Sale of goods
- Retail	19,000	24,425
- Wholesale	8,414	18,077
- On line	14,680	14,248
	42,094	56,750

Disaggregation of revenue

The Group derives its revenue from the transfer of goods at a point in time. The table above provides a breakdown of revenue by major business line. The categories above depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic data. As disclosed in Note 7, the Group has seven operating segments.

(b)	Significant items

The loss for the half year was derived after charging / (crediting) the following items that are unusual and of significance because of their size, nature and incidence:

Finance costs
- Interest expense on external borrowings	(496)	(1,353)
- Interest expense on shareholder loans	(255)	(1,062)
- Interest (expense)/income on convertible loan notes	(274)	186
- Interest expense on leases	(857)	-
- Amortisation of loan set up costs	(348)	(225)
	(2,230)	(2,454)

Other foreign currency gains/(losses)
- Fair value gain on foreign exchange contracts	729	2,306
- Net foreign exchange gains/(losses)	224	1,228
	953	3,535
Impairment expense
- Impairment loss	(6,647)	(4,095)
- Impairment of software	(202)	(64)
	(6,849)	(4,159)

Brand transition, restructure and transaction expenses
- Brand transition expenses	(258)	(199)
- Restructure expenses	-	(526)
- Transaction expenses	(5,588)	(4,432)
	(5,846)	(5,157)

F-20

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

6	Profit and loss information (continued)

(c)	Income tax/(benefit)

Income tax expense/(benefits) is recognised based on the parent company’s effective annual income tax rate expected for the full financial year. The annual tax rate used for the half year to 31 July 2019 is 30% (6 month to 31 July 2018: 30%). The Group has assessed future forecast profits and concluded that not enough criteria have been satisfied to recognise any deferred tax assets at the period ended 31 July 2019. Unused tax losses do not have an expiry date.

The major components of tax expense/(benefit) comprise:

	6 months to 31 July 2019 NZ $000’s	6 months to 31 July 2018 NZ $000’s
Current tax
Current tax on losses for the period	9	(411)
Adjustment for current tax on prior periods	51	-
Total current tax expense/(benefit)	60	(411)

Deferred tax
Decrease/(increase) in deferred tax asset	701	-
Income tax benefit for continuing operations	761	(411)
Reconciliation of income tax to accounting loss:
Loss before income tax	(27,968)	(26,505)
Tax at New Zealand tax rate 28%	(7,831)	(7,421)

Tax effect of:
- permanent differences	75	-
- adjustments in respect of current tax or prior periods	76	-
- effects of different tax rates of subsidiaries operating in other jurisdictions	(641)	27
- deferred tax assets relating to the current period not recognised	7,727	7,761
- other	1,355	(777)
Income tax expense/(benefit)	761	(411)

The Group has tax losses of $158.2m (year ended 31 January 2019: $130.6m) that have not been recognised in the financial statements. The ability to use these losses to offset future profits is subject to shareholder and business continuity criteria in each local tax jurisdiction. During the period, the Group de-recognised all deferred tax assets on timing differences carried forward from prior years, amounting to $701,000 after accounting for exchange rate differences.

7	Operating Segment

Segment information

Identification of reportable operating segments

The consolidated entity’s Directors examined the group’s performance from both sales channel and geographical perspective and identified seven reportable segments being Australia Retail, New Zealand Retail, Australia wholesale, New Zealand wholesale, US Wholesale, EU Wholesale and e-commerce.

Australia retail

This segment covers retail and outlet stores located in Australia.

New Zealand retail

This segment covers retail and outlet stores located in New Zealand.

Australia wholesale

This segment covers the wholesale of intimates apparel to customers based in Australia

New Zealand wholesale

This segment covers the wholesale of intimates apparel to customers based in New Zealand.

F-21

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

7	Operating Segment (continued)

US wholesale

This segment covers the wholesale of intimates apparel to customers based in the United States of America.

Europe wholesale

This segment covers the wholesale of intimates apparel to customers based in Europe.

E-commerce

This segment covers the group’s online retail activities. E-commerce revenue include revenue from a US brand called Fredericks of Hollywood for which Bendon Limited currently has a licence agreement.

These operating segments are based on the internal reports that are reviewed and used by the Chief Executive Officer (who is identified as the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.

The CODM reviews segment EBITDA (earnings before interest, tax, depreciation and amortisation). The accounting policies adopted for internal reporting to the CODM are consistent with those adopted in the financial statements.

EBITDA is a financial measure which is not prescribed by IFRS and represents the profit adjusted for specific non-cash and significant items. The directors consider EBITDA to reflect the core earnings of the consolidated entity.

The information reported to the CODM is on a monthly basis.

Other Costs and Business Activities

Certain costs are not allocated to our reporting segment results, such as costs associated with the following:

- Corporate overheads, which is responsible for centralized functions such as information technology, facilities, legal, finance, human resources, business development, and procurement. These costs also include compensation costs and other miscellaneous operating expenses not charged to our operating segments, as well as interest and tax income and expense.

These costs are included within “unallocated” segment in our segment performance.

Other assets and liabilities

We manage our assets and liabilities on a Group basis, not by segment. CODM does not regularly review any asset or liability information by segment and its preparation is impracticable. Accordingly, we do not report asset and liability information by segment.

(a)	Reconciliations

Reconciliation of segment revenue to consolidated statements of profit or loss and other comprehensive income:

	6 months to 31 July 2019 NZ $000’s	6 months to 31 July 2018 NZ $000’s

Total segment revenue	47,809	65,736
Intersegment eliminations	(5,715)	(8,986)
Total external revenue	42,094	56,750

Intersegment revenue is recognition of inventory moving between New Zealand and Australia

F-22

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

7	Operating Segment (continued)

(b)	Reconciliations

Reconciliation of segment EBITDA to the consolidated statements of profit or loss and other comprehensive income:

Management meets on a monthly basis to assess the performance of each segment. Net operating profit does not include non- operating revenue and expenses such as dividends, fair value gains and losses.

	6 months to 31 July 2019 NZ $000’s	6 months to 31 July 2018 NZ $000’s

Segment EBITDA	(9,758)	(15,436)
Other reconciling items	(18,210)	(11,069)
Income tax (expense)/benefit	(761)	411
Total net loss after tax	(28,729)	(26,094)

Any other reconciling items includes brand transition, finance expenses, impairment expense, depreciation and amortisation, fair value gain/loss on foreign exchange contracts, and unrealised foreign exchange gain/loss that cannot be allocated to segments.

(c)	Geographical information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers whereas segment assets are based on the location of the assets.

	6 months to 31 July 2019 NZ $000’s	6 months to 31 July 2018 NZ $000’s

New Zealand	14,876	20,984
Australia	9,825	17,570
United States	17,079	14,383
Europe	314	3,813
	42,094	56,750

F-23

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

7	Operating Segment (continued)

(d)	Segment performance

	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZWholesale NZ$000’s	AUWholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total
For the 6 months ended 31 July 2019
Revenue from external customers	12,498	6,502	1,569	3,289	3,242	314	14,680	-	42,094
	12,498	6,502	1,569	3,289	3,242	314	14,680	-	42,094
Cost of sales	(6,820)	(3,007)	(820)	(2,545)	(2,374)	(130)	(10,417)	(2,016)	(28,129)
Gross margin	5,678	3,495	749	744	868	184	4,263	(2,016)	13,965
Other segment expenses*	(5,028)	(2,618)	(636)	(1,299)	(1,303)	(127)	(6,169)	-	(17,180)
Unallocated expenses
Administrative expenses	-	-	-	-	-	-	-	(558)	(558)
Corporate expenses	-	-	-	-	-	-	-	(5,656)	(5,656)
Other foreign exchange loss	-	-	-	-	-	-	-	(329)	(329)
EBITDA	650	877	113	(555)	(435)	57	(1,906)	(8,559)	(9,758)
Brand transition, restructure and transaction expenses	-	-	-	-	-	-	-	(5,846)	(5,846)
Finance expense	-	-	-	-	-	-	-	(2,230)	(2,230)
Impairment expense	-	-	-	-	-	-	-	(6,849)	(6,849)
Depreciation and amortisation	-	-	-	-	-	-	-	(4,567)	(4,567)
Fair value gain on foreign exchange contracts	-	-	-	-	-	-	-	729	729
Unrealised foreign exchange gain/(loss)	-	-	-	-	-	-	-	553	553
Fair value gain on Convertible Note derivative	-	-	-	-	-	-	-	-	-
Profit/(loss) after income tax	650	877	113	(555)	(435)	57	(1,906)	(26,769)	(27,968)
Income tax expense	-	-	-	-	-	-	-	(761)	(761)
Profit/(loss) after income tax	650	877	113	(555)	(435)	57	(1,906)	(27,530)	(28,729)

* Other segment expenses relate to brand management expenses and some corporate expenses.

F-24

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

7	Operating Segment (continued)

(e)	Segment performance

	NZ Retail NZ$000’s	AU Retail NZ$000’s	NZ Wholesale NZ$000’s	AU Wholesale NZ$000’s	US Wholesale NZ$000’s	EU Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total
For the 6 months ended 31 July 2018	15,571	8,758	4,556	6,757	3,047	3,813	14,248	-	56,750
Revenue from external customers	15,571	8,758	4,556	6,757	3,047	3,813	14,248	-	56,750
Cost of sales	(7,612)	(4,246)	(3,695)	(5,246)	(2,923)	(3,007)	(10,234)	(2,109)	(39,072)
Gross margin	7,959	4,512	861	1,511	124	806	4,014	(2,109)	17,678
Other segment expenses*	(6,856)	(5,644)	(672)	(1,726)	(1,187)	(1,166)	(5,375)	-	(22,626)
Unallocated expenses
Administrative expenses	-	-	-	-	-	-	-	(661)	(661)
Corporate expenses	-	-	-	-	-	-	-	(10,672)	(10,672)
Other foreign exchange gain/loss	-	-	-	-	-	-	-	845	845
EBITDA	1,103	(1,132)	189	(215)	(1,063)	(360)	(1,361)	(12,597)	(15,436)
Brand transition, restructure and transaction expenses	-	-	-	-	-	-	-	(5,157)	(5,157)
Finance expense	-	-	-	-	-	-	-	(2,454)	(2,454)
Impairment expense	-	-	-	-	-	-	-	(4,182)	(4,182)
Depreciation and amortisation	-	-	-	-	-	-	-	(1,190)	(1,190)
Fair value gain on foreign exchange contracts	-	-	-	-	-	-	-	2,306	2,306
Unrealised foreign exchange gain/(loss)	-	-	-	-	-	-	-	383	383
Fair value gainon Convertible Note derivative	-	-	-	-	-	-	-	(775)	(775)
Profit/(loss) before income tax	1,103	(1,132)	189	(215)	(1,063)	(360)	(1,361)	(23,666)	(26,505)
Income tax benefit	-	-	-	-	-	-	-	411	411
Profit/(loss) after income tax	1,103	(1,132)	189	(215)	(1,063)	(360)	(1,361)	(23,255)	(26,094)

* Other segment expenses relate to brand management expenses and some corporate expenses.

F-25

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

8	Property, plant and equipment

	31 July 2019 NZ $000’s	31 January 2019 NZ $000’s

Plant, furniture, fittings and motor vehicles
At cost	26,757	25,666
Accumulated depreciation	(25,231)	(25,167)
	1,526	499

Leasehold improvements
At cost	11,396	12,035
Accumulated depreciation	(8,731)	(8,771)
	2,665	3,264
	4,191	3,763

(a)	Movements in carrying amounts of property, plant and equipment

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial period:

	Leasehold improvements NZ $000’s	Plant, furniture, fittings and motor vehicles NZ$000’s	Total NZ $000’s
For the 6 months ended 31 July 2019
Balance at the beginning of the period	3,264	499	3,763
Additions	-	605	605
Disposals	-	(29)	(29)
Depreciation expense	(241)	28	(213)
Reclassification from intangible assets	(351)	402	51
Foreign exchange movements	(7)	21	14
Closing value at 31 July 2019	2,665	1,526	4,191

	Leasehold improvements NZ $000’s	Plant, furniture, fittings and motor vehicles NZ$000’s	Total NZ $000’s
For the 6 months ended 31 January 2019
Balance at the beginning of the period	3,566	488	4,054
Additions	139	1,998	2,137
Disposals	(105)	(2,345)	(2,450)
Depreciation expense	(481)	(601)	(1,082)
Impairment	-	(211)	(211)
Foreign exchange movements	145	1,170	1,315
Closing value at 31 January 2019	3,264	499	3,763

F-26

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

9	Intangible assets

	31 July 2019 NZ $000’s	31 January 2019 NZ $000’s
Goodwill
Cost	5,993	5,607
Accumulated impairment	(5,993)	(3,287)
	-	2,320
Patents and licences
Cost	27,157	25,993
Accumulated amortisation and impairment	(2,955)	(918)
	24,202	25,075
Brands
Cost	14,901	14,769
Accumulated amortisation and impairment	(6,672)	(4,563)
	8,229	10,205
Software
Cost	15,716	15,718
Accumulated amortisation and impairment	(15,716)	(15,455)
	-	263

Total intangible assets	32,431	37,864

(a)	Movements in carrying amounts of intangible assets

	Goodwill NZ $000’s	Patents and licences NZ $000’s	Brands NZ $000’s	Software NZ $000’s	Total NZ $000’s
For the 6 months ended 31 July 2019
Balance at the beginning of the period	2,320	25,075	10,205	263	37,864
Additions	-	-	-	-	-
Disposals	-	-	-	-	-
Amortisation expense	-	-	-	(9)	(9)
Impairment	(2,480)	(2,037)	(2,130)	(202)	(6,849)
Reclassification to tangible fixed assets	-	-	-	(51)	(51)
Foreign exchange movements	160	1,164	154	(1)	1,477
Closing value at 31 July 2019	-	24,202	8,229	-	32,431

	Goodwill NZ $000’s	Patents and licences NZ $000’s	Brands NZ $000’s	Software NZ $000’s	Total NZ $000’s
For the 6 months ended 31 January 2019
Balance at the beginning of the period	2,399	217	14,395	276	17,287
Additions	-	24,957	-	-	24,957
Disposals	-	-	-	-	-
Amortisation expense	-	(99)	-	(12)	(111)
Impairment	-	-	(3,867)	-	(3,867)
Foreign exchange movements	(79)	-	(323)	(1)	(403)
Closing value at 31 January 2019	2,320	25,075	10,205	263	37,864

F-27

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

9	Intangible Assets (continued)

(b)	Impairment of goodwill

For the purpose of impairment testing, goodwill is allocated to cash-generating units as below:

Description of cash-generating unit (CGU)

	6 months to 31 July 2019 NZ $000’s	6 months to 31 July 2018 NZ $000’s

United States	2,480	3,399
Impairment of goodwill	2,480	3,399

Impairment assumption

Goodwill on the merger of Naked Inc. was allocated to the Group’s operation in United States which is the cash generating unit (CGU) for the purpose of impairment testing. On the 30th September 2019 the Group resolved to close its Wholesale operations in the United States. As at the date of signing the interim financial statements, the restructure is still in progress.

The result of the impairment assessment is that the carrying value of goodwill amount of $2,480 thousand is impaired. As such, the goodwill has been fully impaired during the half year ended 31 July 2019.

(c)	Impairment of patents & licences

Impairment charge relating to patents & licences is a result of the impairment of the Fredericks of Hollywood (FOH) licence which was acquired on 15 November 2018 as part of the Stock Purchase Agreement with the shareholders of FOH Online Corp Inc. The Group also fully impaired the carrying value of patents and licence acquired as part of the Naked merger.

	6 months to 31 July 2019 NZ $000’s	6 months to 31 July 2018 NZ $000’s

FOH licence	1,914	-
Naked patents & licence	123	-
Impairment of patents & licences	2,037	-

Impairment assumptions

Management has determined the recoverable amount of the FOH licence asset by assessing the fair value less cost of disposal (FVLCOD) of the underlying assets. The relief from royalty method adopted to complete the valuation determines, in lieu of ownership, the cost that would be required to obtain comparable rights to use the asset via a third-party licence arrangement. These calculations use cash flow projections based on financial budgets approved by management covering a five year period. Cash flows beyond the five year period are extrapolated using the estimated growth rates shown below. These growth rates do not exceed the long-term average growth rates for the industry. The result of the impairment assessment is that the carrying value of the FOH licence exceeded the fair value less costs to sell by an amount of $1,914 thousand. As such, the FOH licence asset has been partially impaired during the half year ended 31 July 2019.

Management’s approach and the key assumptions used to determine the FVLCOD were as follows: Sales growth: 5.0%

Royalty rate: 5.0%

Cash flow - revenue forecast period: 5 years

Post-tax discount rate (%): 10.5%

Long term sales growth rate (%): 2%

F-28

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

9	Intangible Assets (continued)

(d)	Impairment for indefinite-life brand intangibles

Brand intangible assets represent brands historically acquired by the Group and include Pleasure State, Davenport, Lovable and Naked.

	6 months to 31 July 2019 NZ $000’s	6 months to 31 July 2018 NZ $000’s

Brands - Naked	2,130	696
Impairment for indefinite-lived brand intangibles	2,130	696

Impairment assumptions

Management has determined the recoverable amount of the indefinite-life brand assets by assessing the fair value less cost of disposal (FVLCOD) of the underlying assets. The relief from royalty method adopted to complete the valuation determines, in lieu of ownership, the cost that would be required to obtain comparable rights to use the asset via a third-party licence arrangement. These calculations use cash flow projections based on financial budgets approved by management covering a five year period. Cash flows beyond the five year period are extrapolated using the estimated growth rates shown below. These growth rates do not exceed the long-term average growth rates for the industry. The result of the impairment assessment is that the carrying value of the Naked brand merger exceeded the fair value less costs to sell by an amount of $2,130 thousand. It is also managements intention to close the Company’s wholesale business in the US and phase out trading of the Naked brand resulting in a decision to impair brand and goodwill (note b) in full. There is no further impairment for other brands. As such, the indefinite-life brand assets have been partially impaired during the half year ended 31 July 2019.

Management’s approach and the key assumptions used to determine the FVLCOD were as follows: Sales growth: 2.5% (31 January 2019: 2.5%)

Royalty rate: 5.0% (31 January 2019: 5.0%)

Cash flow - revenue forecast period: 5 years (31 January 2019: 5 years)

Post-tax discount rate (%) for US brands: 10.5% (31 January 2019: 10.5%)

Post-tax discount rate (%) for NZ brands: 11.75% (31 January 2019: 11.75%)

Long term sales growth rate (%): 2% (31 January 2019: 2%)

Impact of possible changes in key assumptions

The directors have made judgements and estimates to assess indefinite-lived brand assets for impairment. Should these judgements and estimates not occur the resulting carrying amount may decrease.

The sensitivities that have been separately modelled are as follows:

(a) a 2.1% increase in the post-tax discount rate

(b) sales growth rate reduced to 0%

The carrying amounts of the indefinite-lived brand intangible assets are sensitive to assumptions used in the impairment test calculations including the post-tax discount rate and sales growth rate. A 2.1% increase in the post-tax discount rate would result in an impairment of $5,604 thousand (31 January 2019: an increase of 2.1% would result an impairment of $951 thousand) against the carrying amount of the indefinite-lived brand intangibles. A reduction of the sales growth rate to 0% would result in an impairment of $6,052 thousand (31 January 2019: a reduction to 0% would result an impairment of $1,554 thousand) against the carrying amount of the indefinite-lived brand intangible assets.

(e)	Impairment of software

Impairment charge relating to software ($0.2m) is due to management deciding to fully impair the costs on a prior ERP upgrade, as this software will need to be replaced with a more advanced system.

	6 months to 31 July 2019 NZ $000’s	6 months to 31 July 2018 NZ $000’s

Software	202	64
Impairment of software	202	64

F-29

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

10	Derivative Financial Instruments

	31 July 2019 NZ $000’s	31 January 2019 NZ $000’s
Current liabilities
Forward exchange contracts	-	1,484

In order to mitigate exchange rate movements and to manage the inventory costing process, the Group entered into forward currency contracts to purchase US dollars in prior periods. As at 31 July 2019, there are no forward exchange contracts due to the uncertainty over timing of inventory purchases and related funding constraints.

11	Trade and Other Payables

	31 July 2019 NZ $000’s	31 January 2019 NZ $000’s

Current
Trade payables	16,537	23,580
Accruals	6,673	10,150
Employee benefits liabilities	1,908	1,815
	25,118	35,545

Trade and other payables are unsecured, non-interest bearing and are normally due within 30 days however some the trade creditors are out of term as at 31 July 2019 and subsequent to the end of the financial period the company has reduced the out of term trade creditors but further work is required to bring all of the creditors in term. The carrying amounts are considered to be a reasonable approximation of fair value.

12	Borrowings

	31 July 2019 NZ $000’s	31 January 2019 NZ $000’s
Current
Secured liabilities:
Bank Loans	20,000	20,000
Debt issuance costs in relation to bank loan	-	(270)
Convertible notes	4,681	-
Other loan	1,294	1,237
	25,975	20,967

The fair value of borrowings is not considered to be materially different to their carrying amounts.

(a)	Bank loans and loan covenants

The term loan facility of $20m has been extended to 31 December 2019. At 31 July 2019 the balance of the term loan facility was NZD$20m.

The current interest rate on this loan is 5.66% (31 January 2019: 5.55%) per annum.

Bank of New Zealand has the first ranking charge over all assets of the Company. Under the terms of the major borrowing facility, the facility covenants were reset at 1 May 2019 after breaches of covenants during the period, and is currently subject to a minimum monthly inventory-bank debt cover ratio of 1.2. This ratio has been breached every month through to the date of signing of these reports, triggering an event of review. The bank has not taken any further action but is monitoring the situation.

F-30

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

12	Borrowings (continued)

(b)	Convertible notes

On 13 May 2019, the Company completed a private placement of a secured convertible note to a private investor for a purchase price of US$3.32 million, at an interest rate of 10% per annum, compounded daily, maturing on 13 November, 2020. We have the right to prepay the note, subject to a 15% premium. The note is secured by a second priority security interest over all assets and is subordinated to the BNZ bank debt. The noteholder has the right to convert the Note into Naked ordinary shares at a price of US$0.90 per share, and from 13 December 2019, has the right to redemption of any portion of the note, up to a maximum of US$400,000 per month.

The amount owing under the convertible notes has been classified as a current borrowing and amounted to $4.7 million as at 31 July 2019 (31 January 2019: $nil).

(c)	Other loans

This loan existed at 31 January 2019 and is no longer convertible, but remains payable at a future date.

The amount owing under the loan has been classified as a current borrowing and amounted to $1.3 million as at 31 July 2019 (31 January 2019: $1.2m).

(d)	Guarantees

A total of NZ$ 1.016m guarantees and financial instruments are covered under the BNZ bank facility.

F-31

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

13	Provisions

	31 July 2019 NZ $000’s	31 January 2019 NZ $000’s
Current:
Lease contributions	-	179
Make good	863	742
	863	921

	31 July 2019 NZ $000’s	31 January 2019 NZ $000’s
Non-current:	-	906
Lease contributions	1,517	1,466
Make good	1,517	2,372

	Lease contributions NZ $000’s	Onerous contracts NZ $000’s	Make good NZ $000’s	Total NZ $000’s
Opening balance at 1 February 2019	1,085	-	2,208	3,293
Impact of IFRS 16	(1,085)	-	299	(786)
Additional provisions recognised	-	-	-	-
Unused amounts reversed	-	-	-	-
Unwinding of discounts	-	-	-	-
Amounts used during the year	-	-	(58)	(58)
Other movements	-	-	(69)	(69)
Exchange differences	-	-	-	-
	-	-	2,380	2,380

Opening balance at 1 August 2018	1,146	49	2,363	3,558
Additional provisions recognised	236	-	595	1,179
Unused amounts reversed	-	-	(662)	(662)
Unwinding of discounts	-	-	271	271
Amounts used during the year	(293)	(49)	(77)	(475)
Exchange differences	34	-	38	72
Balance at 31 January 2019	1,085	-	2,208	3,293

Make good

In accordance with certain lease agreements, the Group must refurbish and restore the lease premises to a condition agreed with the landlord at the end of the lease term or as prescribed. The provision has been calculated using a pre-tax discount rate of 2% (31 January 2019: 2%), and other market assumptions and re-assessed annually.

F-32

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

14	Share Capital

	31 July 2019 NZ $000’s	31 January 2019 NZ $000’s

108,603,213 (31 January 2019: 29,640,965) Ordinary shares	155,536	134,183

Ordinary shares

	6 months to 31 July 2019 NZ $000’s	6 months to 31 January 2019 NZ $000’s
At the beginning of the reporting period	134,183	117,183
Issuance of ordinary shares:
- Cash collected	9,923	6,081
- Settle related party loan	1,449	-
- Shares issued in lieu of consultancy fee	129	-
- Shares issued in lieu of inventory payment	9,661	4,047
- Warrants issued	191	-
Asset acquisition of FOH Online Inc.	-	6,872
At the end of the reporting period	155,536	134,183

The holders of ordinary shares are entitled to participate in dividends and the proceeds on winding up of the Company. On a show of hands at meetings of the Company, each holder of ordinary shares has one vote in person or by proxy, and upon a poll each share is entitled to one vote.

The Group does not have authorised capital or par value in respect of its shares.

Warrants

The following warrants were outstanding as at 31 July 2019 (31 January 2019: 4.9m).

Average Exercise Price (USD)	Issue Date	Expiry Date	No. of warrants (000s)
	Mar-19	Mar-23	1,400
	Mar-19	Mar-24	10,196
$0.01 - $0.50	Apr-19	Apr-22	50
	May-19	May-21	1,000
	Jul-19	May-25	17,010
$0.50 - $1.00	Mar-19	Mar-21	4,228
$1.50 - $2.00	Nov-17	Nov-21	200
	Oct-18	Oct-21	2,000
	Nov-17	Nov-19	288
	Dec-17	Dec-20	1,066
	Apr-18	Apr-20	514
$2.01 - $4.00	May-18	May-20	203
	Jun-18	Jun-20	343
	Jun-18	Jun-23	800
	Jul-18	Aug-19	267
	Mar-19	Jun-20	667
$4.01+	May-18	May-21	282
	Apr-19	Jan-21	200
Total number of outstanding warrants as at 31 July 2019			40,713

F-33

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

15	Right-of-use assets

The Group leases warehouse, retail and office facilities. The leases typically run for a period of 3 years with an option to renew the lease after that date. Lease payments are renegotiated every resigning period to reflect market rentals. Some leases provide for additional rent payments that are based on changes in local price indices. For certain leases, the Group is restricted from entering into any sub-leasing arrangements.

The Group also leases IT equipment and other point of sale equipment.

Information about leases for which the Group is a lessee is presented below:

Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment (see note 8).

	Land & Buildings	Plant, furniture, fittings and motor vehicles	Total
	NZ $000’s	NZ $000’s	NZ $000’s
Balance as at 1 February	26,933	542	27,475
Additions to right-of-use-assets	2,481	72	2,553
Depreciation charge for the year	(4,224)	(121)	(4,345)
Balance at 31 July 2019	25,190	493	25,683

Amounts recognised in profit or loss

2019
NZ $000’s
Interest of lease liabilities	857

Extension options

Some property leases contain extension options exercisable by the Group up to one year before the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

F-34

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

16	Earnings per Share

(a)	Basic and diluted loss per share

	6 months to 31 July 2019 NZ $	6 months to 31 July 2018 NZ $
From continuing operations attributable to the ordinary equity holders of the company	(0.52)	(1.28)
Total basic and diluted loss per share attributable to the ordinary equity holders of the company	(0.52)	(1.28)

All convertible notes and warrants issued during the period are not included in the calculation of diluted loss per share because they are antidilutive in nature for the period ended 31 July 2019. These notes could potentially dilute earnings/loss per share in the future.

(b)	Reconciliation of loss used in calculating earnings per share

	6 months to 31 July 2019 NZ $000’s	6 months to 31 July 2018 NZ $000’s
Basic and diluted loss per share
Loss attributable to the ordinary equity holders of the company used in calculating basic earnings per share:	(28,729)	(26,515)

(c)	Weighted average number of shares used as the denominator

	31 July 2019 Number	31 July 2018 Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	55,007,126	20,692,359

F-35

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

17	Fair Value Measurement

The Group measures the following assets and liabilities at fair value on a recurring basis:

●	Financial assets - derivative financial instruments
●	Financial liabilities - derivative financial instruments

Fair value hierarchy

All assets and liabilities measured at fair value to be assigned to a level in the fair value hierarchy as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Fair value hierarchy

The table below shows the assigned level for each asset and liability held at fair value by the Group:

	Level 1 NZ$000’s	Level 2 NZ$000’s	Level 3 NZ$000’s	Total
31 July 2019
Financial liabilities
Foreign exchange contracts	-	-	-	-

31 January 2019
Recurring fair value measurements
Financial liabilities
Foreign exchange contracts	-	1,484	-	1,484

There were no transfers between levels during the financial periods.

The carrying amount of trade and other receivables and trade and other payables are assumed to approximate their fair values due to their short-term nature. Bank loans approximate fair value of the carrying amount on the basis of the variable nature of the interest rates associated with the loans.

Valuation techniques for fair value measurements categorised within level 2

The fair value of derivative financial instruments is determined using valuation techniques which maximise the use of observable market data where it is available and relies as little as possible on entity specific estimates.

Valuation techniques for fair value measurements categorised within level 3

The fair value of the derivative on convertible notes was determined using a Black-Scholes model. Measurement inputs include share price on measurement date, expected term of the instrument, risk free rate, expected volatility and expected dividend rate. The Company used valuations specialists to perform these valuations.

F-36

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

18	Related Parties

(a)       The Group’s main related parties are as follows:

Cullen Group is incorporated in New Zealand and was a significant shareholder prior to the Naked merger in June 2018.

Key management personnel

Other related parties include close family members of key management personnel and entities that are controlled or significantly influenced by those key management personnel or their close family members.

(b)	Loans to/from related parties

	Opening balance NZ$000s	Closing balance NZ$000s
Loans to related parties
Whitespace Atelier Limited - 31 July 2019	282	-
Whitespace Atelier Limited - 31 January 2019	273	282

Loans from related parties
SBL Holdings – 31 July 2019	(1,449)	-
SBL Holdings – 31 January 2019	-	(1,449)
EJ Watson – 31 July 2019	(2,289)	(2,651)
EJ Watson – 31 January 2019	-	(2,289)

Whitespace Atelier Limited (“Whitespace”) is owned by a shareholder of Naked Brand Group Limited. On 1 Feb 2017, Whitespace was engaged by the Group to procure stock from various suppliers at competitive prices. During the period ended 31 July 2019, purchases amounting to $4.3m (6 months to 31 January 2019: $6.0m) have been made from Whitespace. As at 31 July 2019, the Group has made prepayments to Whitespace amounting to $nil (31 January 2019: $0.3m).

F-37

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

19	Cash Flow Information

(a) Reconciliation of cash flow from operations with loss are income tax

	6 months to 31 July 2019 NZ $000’s	6 months to 31 July 2018 NZ $000’s

Loss for the period	(28,729)	(26,094)
Cash flows excluded from loss attributable to operating activities
- interest paid on borrowings	1,025	2,229
- interest paid on lease liabilities	857	-
Non-cash flows in loss:
- depreciation and amortisation expense	4,567	1,190
- impairment expense	6,849	4,181
- fair value gain/(loss) on convertible notes derivative	-	775
Net changes in assets and liabilities	5,862	13,231
- net exchange differences	(120)	60
Cash flow from operations	(9,689)	(4,428)

20	Contingencies
A legal claim from a shareholder relating back to the Naked merger has been in progress for some time with the claim challenged by Naked.

21	Events occurring after the reporting date

In August 2019, the following equity transactions occurred :

(1)	28,571,431 ordinary shares, at a price of $0.07 per share in a cash offering and 28,571,431 warrants to purchase ordinary shares were issued to certain investors, for a total cash consideration of NZ $3.1m / US$2.0m. The warrants are immediately exercisable, expiring 5.5 years from the date of issue, at an exercise price per share of US$0.07, and may be exercised on a ‘cashless’ basis based on as Black Scholes valuation from 6 months after the issue. The Company also issued warrants to certain designees of the placement agent to purchase 2,285,714 ordinary shares at an exercise price of $0.0875 per share. The placement agent warrants are immediately exercisable and expire 5.5 years from date of the cash offering.

(2)	The Company agreed to reduce the exercise price of outstanding warrants held by certain investors, consisting of warrants to purchase up to 18.55m ordinary shares at an exercise price of US$0.10 per share that expire in October 2021, June 2023 and July 2025. The Company agreed to amend each of the outstanding warrants to reduce the exercise price to US$0.07.

(3)	The Company issued 57,142,857 ordinary shares to suppliers at a price of $0.07 per share in exchange for the cancellation of NZ$6.2m / US$4.0m trade payables and the establishment of prepayment credits.

In October 2019, the following funding transaction occurred :

The Company completed a private placement of a convertible promissory note and a warrant to purchase ordinary shares, for a purchase price of NZ$3.2m / US$2m, with a principal balance before discount and expenses of US$2.12m. The holder had the right to exchange the warrant for a 5% increase in the balance of the note. On October 9, 2019, the holder exercised this right, and as result the warrant was cancelled and the balance of the note was increased by US$106,100. The note balance was further increased to US$2.51m on November 21 2019 due to additional funding requirement deadline not being met. The note accrues daily interest at 20% p.a., and matures on October 4, 2021. The Company has the right to prepay the Note, subject to a 25% premium. The note is subordinated to the Company’s existing senior secured credit facility with the Bank of New Zealand, From April 7, 2020 the holder has the right to convert the outstanding balance of the note into the Company’s ordinary shares at a conversion price of US$0.05 per share.

In November 2019, the following funding transaction occurred :

The Company issued a NZ $ 4.8m / $US 3m convertible note in a private placement, maturing November 12 2021. The face value of the note is NZ $ 5.0m / $US 3.17m after discount and costs, with a cash consideration of $US 3m. The interest rate is 20% p.a.. The Company has the right to prepay the note at a 25% premium. The note is subordinated to the Company’s existing BNZ facility. The note outstanding balance is convertible into ordinary shares from May 13, 2020, at a conversion price of $US 0.04 per share. From May 13, 2020, the holder can request the company redeem any portion of the note, up to a maximum of $US0.4m per month. At same time 63.4m warrants were issued to the note holder at a $US 0.05 exercise price, exercisable at any time, with a November 30 2021 expiry date.

F-38

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2019

21	Events occurring after the reporting date (continued)

St. George Investments converted 12.1m convertible notes at an agreed $US 0.028 average price, reducing the principal value of the convertible note by $US 340k.

In December 2019, the following funding transaction occurred :

St. George Investments converted 75.3m convertible notes at an agreed price ranging from $US 0.020-0,025 price, reducing the principal value of the convertible not by $US 1690k.

On February 5, 2019, we received a notice from the Listing Qualifications Department of Nasdaq stating that, for the last 30 consecutive business days, the closing bid price for our Ordinary Shares had been below the minimum of US$1.00 per share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). Compliance has been extended in November 2019 until February 3, 2020. In order to regain compliance, the bid price for shares of our Ordinary Shares must close at US$1.00 per share or more for a minimum of ten consecutive business days.

At the AGM on held on December 16, 2019 and in conjunction with a Board decision on timing, it was resolved to complete on December 20 2019 a reverse stock split of our Ordinary Shares, pursuant to which every 100 Ordinary Shares outstanding as of the effective time of the reverse stock split were combined into one Ordinary Share. This should resolve the Nasdaq requirement for a US $1.00 minimum share price.

The senior secured credit facility with the Bank of New Zealand matured on August 31, 2019 and has been extended to December 31 2019, with discussions underway to extend for a further period beyond 12 months. The bank covenants were breached since January 2019 and were reset at April 30, 2019. The reset inventory ratio has been breached to the date of signing these accounts.

A restructure or operations was commenced in October 2019 with initiatives to close the US wholesale business as well as the Australian office and to disestablish up to 50 roles globally by the end of the year, subject to consultation.

F-39